EXHIBIT 99.1


(A free translation of the original in Portuguese)

GERDAU S.A.
REPORT OF INDEPENDENT ACCOUNTANTS
ON LIMITED REVIEWS OF QUARTERLY
INFORMATION (ITR)
SEPTEMBER 30, 2004 AND 2003 AND
JUNE 30, 2004

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT ACCOUNTANTS
ON LIMITED REVIEWS


To the Management and Shareholders
Gerdau S.A.



1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and its subsidiaries for the quarters and periods ended September 30 and June 30, 2004 and September 30, 2003. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's and its subsidiaries' financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission
     (CVM) regulations.



Gerdau S.A.


4 Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole.
     The statement of cash flows, presented to provide additional information on the Company, is not required as an integral part of the Quarterly
     Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly
     Information (ITR), taken as a whole.

     Rio de Janeiro, November 3, 2004.



     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "F" RJ


     Carlos Alberto de Sousa
     Contador CRC 1RJ056561/O-0



                                       3
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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

4  - Register Inscription Number - NIRE
33300032266

01.02 - HEAD OFFICE
1 - FULL ADDRESS                          2 - SUBURB OR DISTRICT
Av. Joao XXIII, 6777                      Sta. Cruz

3 - ZIP CODE                              4 - MUNICIPALITY                                            5 - STATE
23560-900                                 Rio de Janeiro                                              RJ
6 - AREA CODE                             7 - TELEPHONE                      8 - TELEPHONE            9 - TELEPHONE      10 - TELEX
051                                       3323-2000                          -                        -
11- AREA CODE                             12 - FAX                           13 - FAX                 14 - FAX
051                                       3323-2281                          -                        -
15 - E-MAIL
inform@gerdau.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)
1 - NAME                               2 - ADDRESS
Osvaldo Burgos Schirmer                Av. Farrapos, 1811
3 - SUBURB OR DISTRICT                 4 - ZIP CODE                        5 - MUNICIPALITY                    6 - STATE
Floresta                               90220-005                           Porto Alegre                        RS
6 - AREA CODE                             7 - TELEPHONE                      8 - TELEPHONE            9 - TELEPHONE      10 - TELEX
051                                       3323-2000                          -                        -
11- AREA CODE                             12 - FAX                           13 - FAX                 14 - FAX
051                                       3323-2281                          -                        -
15 - E-MAIL
inform@gerdau.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS
            CURRENT YEAR                             CURRENT QUARTER                               PRIOR QUARTER
1-BEGINNING       2-END               3-NUMBER       4-BEGINNING       5-END        6-NUMBER       7-BEGINNING        8-END
1/1/2004          12/31/2004                3        7/1/2004          9/30/2004          2        4/1/2004           6/30/2004
9 - NAME OF INDEPENDENT ACCOUNTANTS                                                                          10 - CODE CVM
PricewaterhouseCoopers Auditores Independentes                                                               00287-9
11 - NAME OF RESPONSIBLE ACCOUNTANT                                                                          12 - TAXPAYER ID NO. OF
                                                                                                             RESP. ACCOUNTANT
Amoreti Franco Gibbon                                                                                        070.645.780-34


                                       1
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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



01.05 - CAPITAL COMPOSITION
                NUMBER                       1 - CURRENT QUARTER                2 - PRIOR QUARTER              3 - SAME QUARTER
             (THOUSANDS)                          9/30/2004                         6/30/2004                     PRIOR YEAR
                                                                                                                   9/30/2003
Subscribed Capital
1 - Common                                        102,936                            102,936                    51,468
2 - Preferred                                     193,772                            193,772                    96,886
3 - Total                                         296,708                            296,708                   148,354
Treasury Stock
4 - Common                                              0                                  0                         0
5 - Preferred                                       1,573                              1,573                         0
6 - Total                                           1,573                              1,573                         0

01.06 - CHARACTERISTICS OF THE COMPANY
1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - SITUATION
Operating
3 - SHARE CONTROL NATURE
Private National
                               4 - ACTIVITY CODE
134 - Administration and Investment Company
5 - MAIN ACTIVITY
Investment and administration
6 - CONSOLIDATION TYPE
Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
1-ITEM      2- CNPJ                  3-NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1- ITEM           2 - EVENT           3 - DATE       4 - TYPE                    5 - DATE OF     6 - TYPE OF      7 - AMOUNT
                                      APPROVED                                   PAYMENT         SHARE            PER SHARE
01                RCA                 6/30/2004      Dividends                   8/17/2004       Common           0.2900000000
02                RCA                 6/30/2004      Interest on capital         8/17/2004       Common           0.3600000000
03                RCA                 6/30/2004      Dividends                   8/17/2004       Preferred        0.2900000000
04                RCA                 6/30/2004      Interest on capital         8/17/2004       Preferred        0.3600000000
05                RCA                 7/31/2004      Interest on capital         11/17/2004      Common           0.4600000000
06                RCA                 7/31/2004      Interest on capital         11/17/2004      Preferred        0.4600000000
07                RCA                 11/3/2004      Dividends                   11/17/2004      Common           0.5300000000
08                RCA                 11/3/2004      Dividends                   11/17/2004      Preferred        0.5300000000


                                       2
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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR
1- ITEM           2 - DATE OF         3 - Subscribed       4 - CHANGE            5 - NATURE     6 - NUMBER OF     7 - SHARE PRICE
                  CHANGE              Capital              AMOUNT                OF CHANGE      SHARES ISSUED     ON ISSUE DATE
                                      (Thousands of reais) (Thousands of reais)                   (Thousand)           (Reais)

                                                                                  Revenue
01                4/29/2004            3,471,312             1,735,656            reserve          148,354         11,6994219600


01.10 - INVESTOR RELATIONS OFFICER
1 - DATE                             2 - SIGNATURE
11/3/2004



                                       3
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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

                                        4
02.01 - BALANCE SHEET - ASSETS (R$ THOUSANDS)

1 - CODE        2 - DESCRIPTION                                     3 - 9/30/2004           4 - 6/30/2004
1               Total assets                                         6,690,101               5,692,395
1.01            Current assets                                         348,959                 273,916
1.01.01         Cash and banks                                           1,040                   1,870
1.01.02         Credits                                                232,200                  90,507
1.01.02.01      Trade accounts receivable                                    0                       0
1.01.02.03      Tax credits                                              7,772                   3,977
1.01.02.05      Marketable securities                                  224,428                  86,530
1.01.03         Inventories                                                  0                       0
1.01.03.01      Finished products                                            0                       0
1.01.03.02      Work in process                                              0                       0
1.01.03.03      Raw materials                                                0                       0
1.01.03.04      Warehouse materials                                          0                       0
1.01.03.05      Advances to suppliers                                        0                       0
1.01.04         Other                                                  115,719                 181,539
1.01.04.01      Other accounts receivable                                  236                     216
1.01.04.02      Deferred income tax and social contribution                  0                       0
1.01.04.03      Dividends receivable                                   115,483                 181,323
1.02            Long-term receivables                                   95,240                  94,371
1.02.01         Sundry credits                                           8,908                   8,908
1.02.01.01      Eletrobras loans                                         8,908                   8,908
1.02.02         Receivables from related parties                             0                       0
1.02.02.01      Associated companies                                         0                       0
1.02.02.02      Subsidiaries                                                 0                       0
1.02.02.03      Other related parties                                        0                       0
1.02.03         Other                                                   86,332                  85,463
1.02.03.01      Judicial deposits and other                             25,470                  25,485
1.02.03.02      Credits from swap transactions                               0                       0
1.02.03.03      Deferred income tax and social contribution             60,862                  59,978
1.03            Permanent assets                                     6,245,902               5,324,108
1.03.01         Investments                                          6,245,902               5,324,108
1.03.01.01      In associated companies                                      0                       0
1.03.01.02      In subsidiaries                                      6,245,859               5,324,065
1.03.01.03      Other                                                       43                      43
1.03.02         Fixed assets                                                 0                       0
1.03.02.01      Land, buildings and structures                               0                       0
1.03.02.02      Machinery, equipment and installations                       0                       0
1.03.02.03      Furniture and fixtures                                       0                       0
1.03.02.04      Vehicles                                                     0                       0
1.03.02.05      Electronic data equipment                                    0                       0
1.03.02.06      Construction in progress                                     0                       0
1.03.02.07      Forestation/reforestation                                    0                       0
1.03.02.08      Accumulated depreciation                                     0                       0
1.03.03         Deferred charges                                             0                       0



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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ THOUSANDS)


1 - CODE        2 - DESCRIPTION                                 3 - 9/30/2004            4 - 6/30/2004
2               Total liabilities and shareholders' equity      6,690,101                5,692,395
2.01            Current liabilities                               352,309                  345,027
2.01.01         Loans and financing                                     0                        0
2.01.02         Debentures                                              0                        0
2.01.03         Suppliers                                               0                        0
2.01.04         Taxes, charges and contributions                   10,644                   16,770
2.01.05         Dividends payable                                 118,850                  178,509
2.01.06         Provisions                                              0                        0
2.01.07         Payables to related parties                       218,545                  145,685
2.01.08         Other                                               4,270                    4,063
2.01.08.01      Salaries payable                                      564                      640
2.01.08.02      Other payables                                      3,706                    3,423
2.01.08.03      Deferred income tax and social contribution             0                        0
2.02            Long-term liabilities                             462,914                  407,527
2.02.01         Loans and financing                                     0                        0
2.02.01.01      Local financing                                         0                        0
2.02.01.02      Foreign financing                                       0                        0
2.02.02         Debentures                                        298,980                  245,702
2.02.03         Provisions                                              0                        0
2.02.04         Payables to related parties                              0                        0
2.02.05         Other                                             163,934                  161,825
2.02.05.01      Provision for contingencies                        94,903                   95,097
2.02.05.02      Deferred income tax and social contribution        69,031                   66,728
2.02.05.03      Other payables                                          0                        0
2.02.05.04      Benefits to employees                                   0                        0
2.03            Deferred income                                         0                        0
2.05            Shareholders' equity                            5,874,878                4,939,841
2.05.01         Paid-up capital                                 3,471,312                3,471,312
2.05.02         Capital reserves                                  376,672                  376,672
2.05.02.01      Capital restatement                                     0                        0
2.05.02.02      Investment subsidies                              342,909                  342,909
2.05.02.03      Special reserve - Law 8200/91                      21,488                   21,488
2.05.02.04      Other                                              12,275                   12,275
2.05.03         Revaluation reserves                                    0                        0
2.05.03.01      Own assets                                              0                        0
2.05.03.02      Associated/subsidiary companies' assets                 0                        0
2.05.04         Revenue reserves                                  253,375                  253,375
2.05.04.01      Legal                                             184,429                  184,429
2.05.04.02      Statutory                                          68,946                   68,946
2.05.04.03      Contingencies                                           0                        0
2.05.04.04      Unrealized profits                                      0                        0
2.05.04.05      Retention of profits                                    0                        0
2.05.04.06      Special for undistributed dividends                     0                        0
2.05.04.07      Other                                                   0                        0
2.05.05         Retained earnings                               1,773,519                  838,482


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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



03.01 - STATEMENT OF INCOME (R$ THOUSANDS)


Code            Description                                       3 - 7/1/2004    4 - 1/1/2004   5 - 7/1/2003    6 - 1/1/2003
                                                                  to 9/30/2004    to 9/30/2004   to 9/30/2003    to 9/30/2003
3.01            Gross sales and/or services                                  0               0      1,771,618       4,879,330
3.02            Deductions                                                   0               0       (345,772)       (977,308)
3.02.01         Taxes on sales                                               0               0       (305,100)       (858,381)
3.02.02         Freights and discounts                                       0               0        (40,672)       (118,927)
3.03            Net sales and/or services                                    0               0      1,425,846       3,902,022
3.04            Cost of sales and/or services rendered                       0               0       (898,760)      (2,424,583)
3.05            Gross profit                                                 0               0        527,086       1,447,439
3.06            Operating expenses/income                            1,072,543       2,172,183       (239,038)       (618,403)
3.06.01         Selling expenses                                             0               0        (92,815)       (250,993)
3.06.02         General and administrative  expenses                   (17,055)        (38,172)       (84,575)       (250,107)
3.06.03         Financial                                               13,447           8,794       (144,689)       (311,801)
3.06.03.01      Financial income                                        15,446          38,919         12,966          50,534
3.06.03.02      Financial expenses                                     (1,999)        (30,125)       (157,655)       (362,335)
3.06.04         Other operating income                                   1,151           2,198          2,552           9,417
3.06.05         Other operating expenses                                     0               0              0               0
3.06.06         Equity in the earnings of subsidiaries and
                associated companies                                 1,075,000       2,199,366         80,489         185,081
3.07            Operating profit                                     1,072,543       2,172,186        288,048         859,036
3.08            Non-operating results                                        0               0        (7,271)        (12,540)
3.08.01         Income                                                       0               0              0               0
3.08.02         Expenses                                                     0               0        (7,271)        (12,540)
3.09            Income before taxes and participations               1,072,543       2,172,186        280,777         846,496
3.10            Provision for income tax and social
                contribution                                                 0               1       (41,180)       (136,802)
3.11            Deferred income tax                                     (1,419)         24,267          (762)        (17,058)
3.12            Statutory participations and contributions                (325)           (893)       (4,221)        (13,447)
3.12.01         Participations                                            (325)           (893)       (4,221)        (13,447)
3.12.02         Contributions                                                0               0             0               0
3.13            Reversal of interest on own capital                          0               0             0               0
3.15            Net income for the period                            1,070,799       2,195,561       234,414         679,189
                Number of shares (thousands), excluding
                treasury stock                                         295,135         295,135       148,354         148,354
                Net income per share                                   3.62817         7.43918       1.58010         4.57816
                Loss per share

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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

NOTE 1 -   OPERATIONS

Gerdau S.A. is a company of the Gerdau Group dedicated mainly to the production of common and special steel rods and to the selling of general steel products (flat and rods), through plants located in Brazil, Uruguay, Chile, Canada, Argentina and the United States of America.

The Gerdau Group has an installed capacity of 14.7 million metric tons of coarse steel per year, producing steel in electrical furnaces, from scrap and pig iron acquired, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steel. It is the largest scrap recycling company in Latin America and it is among the largest recycling companies in the world.

The industrial sector is the Company's most important market, where manufacturers of consumer goods such as vehicles and household and commercial appliances, basically use profiled steel in the various specifications available. The next most important market is the civil construction sector, which demands a high volume of rods and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.


NOTE 2 -   PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared in accordance with accounting practices adopted in Brazil, together with the rules established by the Brazilian Securities Commission (CVM).


NOTE 3 -   SIGNIFICANT ACCOUNTING PRACTICES

a) CASH AND BANKS AND MARKETABLE SECURITIES - financial investments are recorded in marketable securities, at cost plus income accrued up to the date of the Quarterly Information, using the interest rates agreed with the financial institutions, and do not exceed market value;

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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


b) TRADE ACCOUNTS RECEIVABLE - are stated at realizable values, and trade accounts receivable from foreign customers are adjusted based on exchange rates effective at the date of the Quarterly Information. The provision for credit risks was calculated based on a credit risk analysis, which included the history of losses, the individual situation of customers and the economic group to which they belong, the collateral and guarantees and the legal advisors' opinion, and is considered sufficient to cover expected losses on amounts receivable;

c) INVENTORIES - are stated at the lower of market value and average production or purchase cost;

d) INVESTMENTS IN SUBSIDIARIES - are accounted for using the equity method. The result of the equity adjustment is recorded in an operating results account;

e) FIXED ASSETS - are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis, at rates which take into consideration the estimated useful lives of assets. Interest on financing used to finance construction in progress is added to the cost of construction;

f) DEFERRED CHARGES - amortization is calculated on the straight-line basis, at rates determined based on the actual production of the implemented projects in relation to their installed capacities;

g) LOANS AND FINANCING - are stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts that are linked to the loan agreements are classified together with the related loans;

h) INCOME TAX AND SOCIAL CONTRIBUTION - current and deferred income tax and social contribution are calculated in accordance with the legislation in force;

j) OTHER CURRENT AND LONG-TERM ASSETS AND LIABILITIES - are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation readjustments (liabilities), when applicable;

k) TRANSLATION OF FOREIGN CURRENCY BALANCES - the criterion used for asset and liability balances in foreign currency is the translation to local currency (R$) at the foreign exchange rate in effect at the date of the closing of the Quarterly Information (September 30, 2004 - US$ 1.00 = R$ 2.8586 and June 30, 2004 - US$ 1.00 = R$ 3.1075).

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

(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


CONSOLIDATED QUARTERLY INFORMATION

a) The consolidated Quarterly Information at September 30, 2004 includes the accounts of Gerdau S.A. and the directly or indirectly controlled subsidiaries listed below:


                                                                                CONSOLIDATION       SHAREHOLDERS'
CONSOLIDATED COMPANY                                                               PERCENTAGE              EQUITY
--------------------------------------------------------------------------  ------------------  ------------------
Gerdau Acominas S.A.                                                                      100           4,573,266
Gerdau Ameristeel Corporation and subsidiaries*                                           100           2,632,445
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau                                 100           2,217,261
Gerdau GTL Spain S.L.                                                                     100           2,195,593
Gerdau Steel Inc.                                                                         100           1,889,207
Axol S.A.                                                                                 100             433,353
Gerdau Chile Inversiones Ltda.                                                            100             433,317
Industria Del Aciero S.A.-Indac                                                           100             433,274
Gerdau Aza S.A.                                                                           100             415,560
Seiva S.A. - Florestas e Industrias                                                       100             203,412
Sipar Aceros S.A.                                                                          38              82,176
Margusa - Maranhao Gusa S.A.                                                              100              65,987
Gerdau Laisa S.A.                                                                         100              51,279
Itaguai Com. Imp. e Exp. Ltda.                                                            100              49,476
Aramac S.A.                                                                               100              45,630
GTL Equity Investments Corp.                                                              100              45,555
Armafer Servicos de Construcao Ltda.                                                      100              44,744
Acominas Com. Imp. Exp. S.A.- Acotrading                                                  100              22,583
Florestal Rio Largo Ltda.                                                                 100              19,848
Gerdau Acominas Overseas Ltd.                                                             100               8,011
Aceros Cox S.A.                                                                           100               7,913
Florestal Itacambira S.A.                                                                 100               7,633
Siderco S.A.                                                                               38               7,207
GTL Financial Corp.                                                                       100               5,311
Siderurgica Riograndense S.A.                                                             100               1,060
GTL Trade Finance Inc.                                                                    100                  29
Dona Francisca Energetica S.A.                                                             52            (17,484)


* Subsidiaries:
Gerdau Ameristeel MRM Special Sections Inc.(100%), Gerdau USA Inc.(100%), AmeriSteel Bright Bar Inc.(100%), Gerdau AmeriSteel US Inc.(100%), Gerdau Ameristeel Perth Amboy Inc.(100%), Gallatin Steel Company (50%), Gerdau Ameristeel Sayreville Inc.(100%).


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


b) The more significant accounting practices used in preparing the consolidated Quarterly Information are as follows:

       I) Gerdau S.A. and its subsidiaries adopt consistent practices to record their transactions and value their assets and liabilities. The financial statements of foreign companies were translated using the exchange rate in effect at the date of the Quarterly Information and were adjusted to be in accordance with accounting practices adopted in Brazil.

       II) Amounts arising from transactions between consolidated companies have been eliminated. III) Holdings of minority shareholders in subsidiaries are shown separately.

c) Due to the operational integration with Acominas on November 28, 2003, presented below is the pro-forma statement of income, showing the results of the Company as if this integration had occurred on January 1, 2003:

                   PRO FORMA STATEMENT OF INCOME - GERDAU S.A.

                                                                                              9/30/2003
Gross sales                                                                                           -
Gross sales deductions                                                                                -
                                                                               -------------------------
Net sales                                                                                             -
Cost of sales                                                                                         -
                                                                               -------------------------
Gross profit                                                                                          -
Selling expenses                                                                                      -
General and administrative expenses                                                             (9,984)
Financial income                                                                                 17,039
Financial expenses                                                                             (43,540)
Equity in the results                                                                           706,066
Other operating income (expenses)                                                                     -
                                                                               -------------------------
Operating profit                                                                                669,581
Non-operating result                                                                                  -
Provision for income tax and social contribution                                                 12,405
Management participation                                                                          (851)
                                                                               -------------------------
Net income for the period                                                                       681,135
                                                                               =========================


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


d) The financial statements of the direct jointly-controlled subsidiary Dona Francisca Energetica S.A. and the jointly-controlled indirect subsidiaries Gallatin Steel Company and Sipar Aceros S.A. were consolidated proportionally based on the direct or indirect interest of the parent company in the capital of these subsidiaries.

The main groups of assets, liabilities, income and expenses of these companies are shown as follows:


                                                             DONA            GALLATIN                SIPAR
                                                        FRANCISCA               STEEL       (CONSOLIDATED)
                                                  ----------------  ------------------  -------------------
                                                        9/30/2004           9/30/2004            9/30/2004
Assets
Current assets                                            118,036             586,685              221,699
Long-term receivables                                     131,938                   -                    6
Permanent assets                                          183,612             677,133               20,056
                                                  ----------------  ------------------  -------------------
Total assets                                              433,586           1,263,818              241,761
                                                  ================  ==================  ===================

Liabilities and shareholders' equity
Current liabilities                                        31,577             127,779              154,179
Long-term liabilities                                     419,493              58,490                5,406
Shareholders' equity                                     (17,484)           1,077,549               82,176
                                                  ----------------  ------------------  -------------------
Total liabilities and shareholders' equity                433,586           1,263,818              241,761
                                                  ================  ==================  ===================



(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED




                                                                    DONA            GALLATIN                SIPAR
                                                               FRANCISCA               STEEL       (CONSOLIDATED)
                                                         ----------------   -----------------   ------------------
STATEMENT OF INCOME                                            9/30/2004           9/30/2004            9/30/2004
Gross sales                                                       33,681           1,821,832              338,870
Gross sales deductions                                           (1,790)             (9,591)             (67,503)
                                                         ----------------   -----------------   ------------------
Net sales                                                         31,891           1,812,241              271,367
Cost of sales                                                   (14,722)         (1,236,170)            (214,784)
                                                         ----------------   -----------------   ------------------
Gross profit                                                      17,169             576,071               56,583
Selling expenses                                                       -             (4,940)              (3,499)
General and administrative expenses                              (1,774)            (28,880)             (14,625)
Other financial income (losses)                                 (13,702)            (11,129)              (5,729)
Other operating income (expenses)                                      -                   -                    6
                                                         ----------------   -----------------   ------------------
Operating profit                                                   1,693             531,122               32,736
Non-operating results                                                342               (323)                  609
Provision for income tax and social contribution                   (674)               (915)             (10,451)
                                                         ----------------   -----------------   ------------------
Net income for the period                                          1,361             529,884               22,894
                                                         ================   =================   ==================


e) The Company and its direct and indirect subsidiaries have goodwill and negative goodwill balances, which are being amortized either as the assets that generated them are realized or based on projections of future results, limited to ten years, as follows:


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


                                                                                                    Company      Consolidated
                                                                                              --------------  ----------------
Goodwill in the investment account
Balance at June 30, 2004                                                                             20,731           351,255
(+) Goodwill set up in the period                                                                         -             8,843
(-) Foreign exchange adjustment                                                                           -           (23,359)
(-) Amortized portion for the period                                                                  (610)          (280,806)
                                                                                              --------------  ----------------
Balance at September 30, 2004 (through projections of future results)                                20,121            55,933

The goodwill composition by subsidiary is explained in Note 7a

Negative goodwill in the investment account
Balance at June 30, 2004                                                                          (257,401)                 -
(-) Amortized portion for the period                                                                 6,774                 -
                                                                                              --------------  ----------------
Balance at September 30, 2004 (through overvaluation of assets)                                   (250,627)                 -

The negative goodwill composition by subsidiary is explained in Note 7a

Goodwill in the fixed asset account
Balance at June 30, 2004                                                                                  -           183,189
(-) Foreign exchange adjustment                                                                           -           (14,673)
(-) Amortized portion for the period                                                                      -            (6,203)
                                                                                              --------------  ----------------
Balance at September 30, 2004 (through undervaluation of assets)                                          -           162,313

The goodwill mainly resulted from the assets of the subsidiary Gerdau Ameristeel
US Inc.

Negative goodwill in the fixed asset account
Balance at June 30, 2004                                                                                  -          (258,589)
(-) Amortized portion for the period                                                                      -             6,774
                                                                                              --------------  ----------------
Balance at September 30, 2004 (through overvaluation of assets)                                           -          (251,815)

The negative goodwill mainly resulted from the assets of the subsidiary Gerdau Acominas S.A.

Goodwill recorded in investments account on the subsidiary Gerdau Ameristeel US Inc. had their amortization terms and results projections reviewed. The remaining balance in the quarter was amortized, in accordance with accounting practices adopted in Brazil and, based on current scenario and the performance of the subsidiary Gerdau Ameristeel Corporation.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


f) The amount of equity in the results in the consolidated statement of income refers, basically, to amortization of goodwill, tax incentives and to the effect of the foreign exchange rate changes on foreign investments, which were not eliminated.


NOTE 5 -   TRADE ACCOUNTS RECEIVABLE

                                                                      Consolidated
                                                            ---------------------------------
                                                                  9/30/2004        6/30/2004
                                                            ----------------  ---------------
Trade accounts receivable - Brazil                                  961,776          769,655
Trade accounts receivable from Brazilian exports                    287,961          484,145
Trade accounts receivable from foreign companies                  1,259,248        1,200,351
Provision for credit risks                                         (87,151)         (87,083)
                                                            ----------------  ---------------
                                                                  2,421,834        2,367,068
                                                            ================  ===============



(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


NOTE 6 -

INCOME TAX AND SOCIAL CONTRIBUTION

a)  Adjustments to income tax (IR) and social contribution (CS) in results:

                                                                                   Company
                                               --------------------------------------------------------------------------------
                                                                            9/30/2004                                9/30/2003
                                               ---------------------------------------  ---------------------------------------
                                                        IR           CS         Total          IR            CS          Total
                                               ------------ ------------  ------------  ----------  ------------  -------------
Income before income tax and social              2,171,293    2,171,293     2,171,293     833,049       833,049        833,049
     contribution, after statutory
     participations
Nominal rates                                          25%           9%           34%         25%            9%            34%
Income tax and social contribution expenses
     at nominal rates                             (542,823)    (195,416)     (738,239)   (208,262)      (74,974)      (283,236)
Tax effect on:
- equity adjustment                                549,842      197,943       747,785      46,270        16,657         62,927
- interest on own capital                           15,669        5,641        21,310      50,070        18,025         68,095
- permanent differences (net)                       (4,923)      (1,665)       (6,588)     (1,800)          154        (1,646)
                                               ------------ ------------  ------------  ----------  ------------  -------------
Income tax and social contribution in               17,765        6,503        24,268    (113,722)      (40,138)      (153,860)
   results
                                               ============ ============  ============  ==========  ============  =============
      Current                                            1            -             1    (103,628)       (33,174)       (136,802)
      Deferred                                      17,764        6,503        24,267     (10,094)        (6,964)        (17,058)


                                                                                Consolidated
                                               --------------------------------------------------------------------------------
                                                                            9/30/2004                                9/30/2003
                                               ---------------------------------------  ---------------------------------------
                                                        IR           CS         Total          IR            CS          Total
                                               ------------ ------------  ------------  ----------  ------------  -------------
Income before income tax and social              3,245,296    3,245,296     3,245,296     770,490       770,490        770,490
   contribution, after statutory
   participations
Nominal rates                                          25%            9%           34%         25%            9%            34%
Income tax and social contribution expenses
   at nominal rates                              (811,324)     (292,077)   (1,103,401)   (192,623)      (69,344)      (261,967)
Tax effect on:
- tax rate differences for foreign companies      (62,305)       72,290         9,985      48,564         5,736         54,300
- equity adjustment                               (70,729)      (25,462)      (96,191)    (71,295)      (25,666)       (96,961)
- interest on own capital                          90,100        32,436       122,536      50,070        18,025         68,095
- foreign exchange effect                           9,151           824         9,975           -             -              -
- recovery of deferred tax assets                 257,935        46,547       304,482     199,647        63,294        262,941
- permanent differences (net)                     (30,737)       23,850        (6,887)      1,501        (3,782)        (2,281)
                                               ------------ ------------  ------------  ----------  ------------  -------------
Income tax and social contribution in            (617,909)     (141,592)     (759,501)      35,864      (11,737)         24,127
   results
                                               ============ ============  ============  ==========  ============  =============
      Current                                    (521,330)    (122,195)      (643,525)   (134,770)      (58,119)      (192,889)
      Deferred                                    (96,579)     (19,397)      (115,976)    170,634        46,382        217,016


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


b) Composition of deferred income tax and social contribution assets and liabilities, at nominal rates:


                                                                           ASSETS
                               -----------------------------------------------------------------------------------------------
                                                 Company                                       Consolidated
                               ---------------------------------------------  ------------------------------------------------
                                    9/30/2004               6/30/2004               9/30/2004                6/30/2004
                               ---------------------  ----------------------  ----------------------  ------------------------
                                  IR          CS         IR          CS          IR          CS          IR           CS
                               ----------  ---------  ---------   ----------  ----------  ----------  ----------  ------------
Income tax losses                 22,503          -     21,915            -     421,544           -     447,835             -
Social contribution losses             -      8,683          -        8,387           -      83,560           -        83,547
Provision for contingencies       12,919      4,651     12,919        4,651      47,464      16,960      44,910        15,874
Benefits to employees                  -          -          -            -      91,522           -      96,775             -
Commissions/other                      -          -          -            -      87,335       8,810      76,823         1,945
Amortized goodwill                 1,067        384      1,067          384       1,980         713       1,209           435
Provision for losses               9,664        991      9,664          991      88,470      29,361      86,329        28,591

                               ----------  ---------  ---------   ----------  ----------  ----------  ----------  ------------
Total                             46,153     14,709     45,565       14,413     738,315     139,404     753,881       130,392
                               ==========  =========  =========   ==========  ==========  ==========  ==========  ============
Current                                -          -          -            -     295,845      71,606     114,679        25,518
Long-term                         46,153     14,709     45,565       14,413     442,470      67,798     639,202       104,874


                                                                        LIABILITIES
                               -----------------------------------------------------------------------------------------------
                                                 Company                                       Consolidated
                               ---------------------------------------------  ------------------------------------------------
                                    9/30/2004               6/30/2004               9/30/2004                6/30/2004
                               ---------------------  ----------------------  ----------------------  ------------------------
                                  IR          CS         IR          CS          IR          CS          IR           CS
                               ----------  ---------  ---------   ----------  ----------  ----------  ----------  ------------
Accelerated depreciation               -          -          -            -     494,117         825     616,307           842
Amortized negative goodwill       50,758     18,273     49,065       17,663      60,901      18,430      59,208        17,820
Deferred foreign exchange gain         -          -          -            -      55,821      20,095           -             -
Inflationary effect                    -          -          -            -      20,697           -      20,697             -

                               ----------  ---------  ---------   ----------  ----------  ----------  ----------  ------------
Total                             50,758     18,273     49,065       17,663     631,536      39,350     696,212        18,662
                               ==========  =========  =========   ==========  ==========  ==========  ==========  ============
Current                                -          -          -            -     108,006      20,095      55,193             -
Long-term                         50,758     18,273     49,065       17,663     523,530      19,255     641,019        18,662


The tax benefits recognized on tax losses, as well as on the provision for losses, both in the Company and consolidated, are supported by projections of future taxable income at present value, based on technical studies of feasibility, approved by management. These studies considered the history of the Company's and its subsidiaries' profitability and the perspective of maintaining profitability, and permitted the recording of supplementary tax credits of R$ 266,110 (consolidated) in the quarter, totaling R$ 304,482 in the year (consolidated), which estimated realization is showed in item "c" below. The other deferred taxes on temporary differences, mainly tax contingencies, were recorded based on the probability of their realization.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


c)  Estimated recovery of deferred income tax and social contribution assets:

                                               COMPANY                        CONSOLIDATED
                                     ------------------------------  ------------------------------
                                       9/30/2004       6/30/2004       9/30/2004       6/30/2004
                                     --------------  --------------  --------------  --------------
2004                                             -               -         166,558          95,778
2005                                         4,631           4,631         300,640         129,669
2006                                         9,298           8,856          50,960         130,895
2007                                        12,819          12,377          49,457         132,601
2008                                        13,130          13,130          74,195         135,721
2009                                         7,502           7,502         119,536         148,215
2010 to 2012                                13,482          13,482          84,639         101,856
2013                                                             -          31,734           9,538
                                     --------------  --------------  --------------  --------------
                                            60,862          59,978         877,719         884,273

NOTE 7 -   INVESTMENTS IN SUBSIDIARIES, ASSOCIATED AND RELATED PARTIES

a) INVESTMENT BALANCES

                                                                                                                   COMPANY
                                           ---------------------------------------------------------------------------------
                                                                                                    9/30/2004     6/30/2004
                                           -------------------------------------------------------------------  ------------
                                                                        DEPOSIT FOR
                                                                            FUTURE       GOODWILL
                                                           PROVISION        CAPITAL     (NEGATIVE
                                            INVESTMENT    FOR LOSSES       INCREASE     GOODWILL)       TOTAL         TOTAL
                                           ------------  ------------  -------------  ------------  ----------  ------------
Subsidiaries:
Gerdau Acominas S.A .                        4,214,081             -              -     (250,627)   3,963,454     3,095,661
Gerdau Internacional Empreendimentos
Ltda. (*)                                    2,085,829             -              -             -   2,085,829     2,037,695
Dona Francisca Energetica S.A.                       -       (9,059)              -        20,121      11,062        10,961
Seiva S.A. - Florestas e Industrias             91,733             -              -             -      91,733        85,180
Itaguai Com. Imp e Exp Ltda                     49,476             -         43,316             -      92,792        93,723
Other                                              989             -              -             -         989           845
                                           ------------  ------------  -------------  ------------  ----------  ------------
                                             6,442,108       (9,059)         43,316     (230,506)   6,245,859     5,324,065
Other investments                                   43             -              -             -          43            43
                                           ------------  ------------  -------------  ------------  ----------  ------------
                                             6,442,151       (9,059)         43,316     (230,506)   6,245,902     5,324,108
                                           ============  ============  =============  ============  ==========  ============

(*) Holding company of the investments in foreign companies.

                                                                                     CONSOLIDATED
                                           -------------------------------------------------------
                                                                          9/30/2004     6/30/2004
                                           -----------------------------------------  ------------

                                            INVESTMENT      GOODWILL      TOTAL          TOTAL
                                           ------------  ------------  -------------  ------------

Gerdau AmeriSteel  US Inc                            -             -              -       291,631
Dona Francisca Energetica S.A.                       -        20,121         20,121        20,731
Margusa - Maranhao Gusa S.A.                         -        26,976         26,976        36,391
Joint ventures                                  10,036             -         10,036         9,930
MRS Logistica S.A.                               4,772             -          4,772         4,772
Armacero Industrial y Comercial Ltda.            8,662         1,442         10,104        10,447
Distribuidora Matco S.A. (*)                     3,670         7,394         11,064             -
Other                                            4,212             -          4,212         4,230
                                           ------------  ------------  -------------  ------------
                                                31,352        55,933         87,285       378,132
                                           ============  ============  =============  ============

(*) Company acquired in July 2004 by the indirect subsidiary Indac - Industria del Aciero S.A.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


b) CHANGES IN INVESTMENTS

                                                                                                                 COMPANY
                                           ------------------------------------------------------------------------------
                                                                                   EQUITY     DIVIDENDS/
                                                                                   IN THE    INTEREST ON         BALANCE
                                           BALANCE 6/30/2004    WRITE-OFFS     RESULTS (*)        CAPITAL       9/30/2004
                                           -----------------  ------------  --------------  -------------  --------------
Gerdau Acominas S.A .                             3,095,661             -       1,003,655      (135,862)       3,963,454
Gerdau Internacional Empreendimentos
Ltda.                                             2,037,695       (9,022)          57,156              -       2,085,829
Dona Francisca Energetica S.A.                       10,961             -             101              -          11,062
Seiva S.A. - Florestas e Industrias                  85,180             -           6,553              -          91,733
Itaguai Com. Imp e Exp Ltda                          93,723             -           7,389        (8,320)          92,792
Other investments                                       888             -             146            (2)           1,032
                                           -----------------  ------------  --------------  -------------  --------------
                                                  5,324,108       (9,022)       1,075,000      (144,184)       6,245,902
                                           =================  ============  ==============  =============  ==============

(*)Includes amortization of (goodwill) negative goodwill.

c) INFORMATION ON INVESTMENTS

                                                                                                            COMPANY - 9/30/2004
                                           ------------------------------------------------------------------------------------
                                                                                NET    % HOLDING
                                                         SHAREHOLDERS'       INCOME           IN         QUOTAS         SHARES
                                               CAPITAL         EQUITY        (LOSS)      CAPITAL           HELD           HELD
                                           ------------  -------------  ------------  -----------  -------------  -------------
Subsidiaries:
Gerdau Acominas S.A .                        2,340,576      4,573,266     1,858,712       92.15%              -    146,191,040
Gerdau Internacional Empreendimentos Ltda.   2,163,912      2,217,261       335,980       94.07%   2,035,641,621             -
Seiva S.A. - Florestas e Industrias             74,280        203,412        38,263       45.10%              -      4,298,717
Dona Francisca Energetica S.A .                 66,600       (17,484)         1,361       51.82%              -    345,109,212
Itaguai Com. Imp e Exp Ltda                      3,596         49,476        18,744       99.99%      3,595,998              -


d) COMPOSITION OF LOAN BALANCES

                                                                           COMPANY                           CONSOLIDATED
                                                -----------------------------------  -------------------------------------
                                                       9/30/2004         6/30/2004          9/30/2004           6/30/2004
                                                -----------------  ----------------  -----------------  ------------------
Fundacao Gerdau                                                -              (36)              4,212              16,381
Metalurgica Gerdau S.A.                                        -                 -             20,685              17,624
Gerdau Acominas S.A .                                   (97,603)          (15,150)                  -                   -
GTL Financial Corp.                                    (121,384)         (130,786)                  -                   -
Other                                                       442               287                (480)              2,141
                                                -----------------  ----------------  -----------------  ------------------
Total                                                  (218,545)         (145,685)             24,417              36,146
                                                -----------------  ----------------  -----------------  ------------------

Financial (expenses) income                              (1,773)             7,759            (8,663)            (18,698)


The loan contracts between the companies in Brazil are subject to the weighted average rate of funds obtained in the market. The loan contracts with foreign companies are subject to interest charges (LIBOR + 3% p.a.) plus exchange variation.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


e) TRANSACTIONS WITH RELATED PARTIES

                                                                                                        COMPANY - 9/30/2004
                                                              --------------------------------------------------------------
                                                                                                                   ACCOUNTS
                                                                            INCOME           EXPENSES            RECEIVABLE
                                                              ---------------------  -----------------  --------------------
Banco Gerdau S.A.                                                              212                  -                 1,887
Indac - Ind. Adm. e Comercio S.A. (*)                                            -              1,851                     -
Gerdau Ameristeel Corporation (**)                                             442                  -                     -
Grupo Gerdau Empreend. Ltda. (***)                                               -                300                     -

(*)   Payments of guarantees for sureties in contracts.
(**)  Receipts of guarantees for sureties in contracts.
(***) Payments for the use of Gerdau trademark.


NOTE 8 -   DEFERRED CHARGES

Consolidated deferred charges comprise pre-operating expenses for hydroelectric power plant construction, as well as reforestation, research, development and restructuring projects.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

NOTE 9 - LOCAL AND FOREIGN FINANCING

Financing is as follows:


                                                                                     CONSOLIDATED
                                                                 ANNUAL    ------------------------------
                                                            CHARGES (%)        9/30/2004       6/30/2004
                                                    --------------------   --------------  --------------
SHORT-TERM
Working capital financing (R$)                          8.00% to 10.02%              930           3,888
Fixed assets financing (R$)                                      12.00%                -             279
Investment financing  (R$)                                          CDI            4,500           4,500
Investment financing (US$)                                          US$            1,495           4,524
Working capital financing (US$)                         1.36% to 10.50%          954,462       1,334,377
Fixed assets and other financing  (US$)                             US$                -          46,754
Working capital financing (Clp$)                         0.18% to 0.22%           27,975           8,349
Working capital financing (PA$)                          6.25% to 7.75%           10,783           3,818
Working capital financing (Cdn$)                         2.00% to 3.25%                -           3,826
Short-term portion of long-term financing                                        835,888         809,257
                                                                           --------------  --------------
                                                                               1,836,033       2,219,572

LONG-TERM
Working capital financing (R$)                                   10.02%           46,499          24,339
Fixed assets financing and other (R$)                   4.00% to  9.80%          566,676         582,038
Investment financing (R$)                                   IGPM + 8.5%           30,998          32,242
Fixed asset financing and other (US$)                    2.56% to 9.97%          866,430         914,155
Working capital financing (US$)                         3.03% to 10.75%        2,689,931       2,938,858
Fixed assets financing (Cdn$)                            2.00% to 3.25%            2,866           3,372
Working capital financing (Clp$)                         0.26% to 0.36%           17,976          18,870
Fixed assets financing (Clp$)                            0.26% to 0.36%           39,483          42,659
Fixed assets financing (PA$)                            9.20% to 10.00%            2,064           3,477
(-) Short-term portion                                                         (835,888)       (809,257)
                                                                           --------------  --------------
                                                                               3,427,035       3,750,753
                                                                           --------------  --------------
Total financing                                                                5,263,068       5,970,325
                                                                           ==============  ==============


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

Summary by currency:

                                                            CONSOLIDATED
                                                 -------------------------------
                                                     9/30/2004        6/30/2004
                                                 --------------  ---------------
Real (R$)                                              649,603          647,286
U.S. dollar (US$)                                    4,512,318        5,238,668
Canadian dollar (Cdn$)                                   2,866            7,198
Argentine peso (PA$)                                    12,847            7,295
Chilean peso (Clp$)                                     85,434           69,878
                                                 --------------  ---------------
                                                     5,263,068        5,970,325
                                                 ==============  ===============


The schedule for payment of the long-term portion of financing is as follows:

                                                     CONSOLIDATED
                                                 -----------------
In 2005                                                   136,463
In 2006                                                   467,417
In 2007                                                   463,351
In 2008                                                   536,903
In 2009                                                   284,135
After 2009                                              1,538,766
                                                 -----------------
                                                        3,427,035
                                                 =================


a) GUARANTEES

The loans contracted under the FINAME/BNDES program are backed by the financed assets of the subsidiary Gerdau Acominas S.A. The other loans are backed by sureties from controlling shareholders, on which the subsidiary pays remuneration of 1% p.a. on the guaranteed amount.

b) COVENANTS

In the place of the tangible collateral usually required, certain financial covenants must be observed, as follows:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to the Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA);


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to the EBITDA.

All covenants mentioned above are calculated on a consolidated basis and have been observed. The penalty for non-compliance is the immediate maturity of the contracts.

c) CREDIT LINES

The North American subsidiaries have a credit line in the amount of US$ 350 million, equivalent to R$ 1,000,510 at the date of the Quarterly Information, falling due in June 2008, which can be drawn in U.S. dollars (at the LIBOR rate plus interest between 2.25% and 2.75% p.a. or US Prime/FED Funds plus interest of 0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest between 2.35% and 2.85% p.a. or Canadian Prime plus interest of 1.00% p.a.). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary.

The subsidiary Gerdau Aza S.A. has a credit line for working capital amounting to CLP$ 33 billion, equivalent to R$ 153,846 at the date of the Quarterly Information, bearing interest of 3.50% p.a., and a credit line for fixed assets in the amount of CLP$ 16 billion, equivalent to R$ 74,325 at the date of the Quarterly Information, bearing interest of 4.56% p.a.


NOTE 10 -  DEBENTURES


                                                      NUMBER
                                   GENERAL   ------------------------
            ISSUE                  MEETING      ISSUED   IN TREASURY    MATURITY    ANNUAL INTEREST    9/30/2004   6/30/2004
-------------------------------  ----------  ----------  ------------  ----------   ----------------   ----------  ----------
3rd - A and B                      5.27.82     144,000        92,327    6.1.2011                CDI       76,273      70,981
7th                                7.14.82      68,400        55,422    7.1.2012                CDI       24,411      23,428
8th                               11.11.82     179,964        45,684    5.2.2013                CDI      165,029     126,655
9th                                6.10.83     125,640       123,684    9.1.2014                CDI        3,679       3,407
11th - A and B                     6.29.90     150,000       133,407    6.1.2020                CDI       29,588      21,231
13th                              11.23.01      30,000        30,000   11.1.2008        CDI less 2%            -           -
                                                                                                       ----------  ----------
Company                                                                                                  298,980     245,702
Gerdau Ameristeel Corporation      4.23.97     125,000             -   4.30.2007              6.50%      238,715     235,428
Debentures held by consolidated subsidiaries                                                             (5,831)     (4,654)
                                                                                                       ----------  ----------
Consolidated                                                                                             531,864     476,476
                                                                                                       ==========  ==========
(-) Short-term portion                                                                                     7,657       3,139
Long-term portion                                                                                        524,207     473,337



(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


The Extraordinary General Meeting of the Company held on April 29, 2004 approved the issue on July 1, 2004 of three new debentures for each existing debenture of the following issues: 3rd issue (classes A and B), 7th, 8th, 9th and 11th issues (classes A and B). Consequently, the nominal value of the debentures were changed.

The debentures of Gerdau Ameristeel Corporation are convertible into common shares of that subsidiary, up to their maturity date.

Of the outstanding debentures, the controlling shareholders hold, directly or indirectly, the amount of R$ 128,882 at September 30, 2004.


NOTE 11 -  FINANCIAL INSTRUMENTS

a) General comments - Gerdau S.A. and its subsidiaries enter into transactions involving financial instruments, the risks of which are managed through financial position strategies and exposure limit controls. All instruments are fully recognized in the books and are restricted to the instruments listed below:

- financial investments - are recognized at their redemption value as of the date of the Quarterly Information;
- investments and loans among subsidiaries and related parties - are explained and presented in Note 7;
- financing - is explained and presented in Note 9;
- debentures - are explained and presented in Note 10;
- financial derivatives - in order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Acominas S.A. and Dona Francisca Energetica S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the Interbank Deposit Rate (CDI) and the General Market Price Index (IGP-M) plus interest. The subsidiary Gerdau Ameristeel Corporation also entered into swap contracts, subject to the London Interbank Offered Rate (LIBOR) plus interest between 6.09% and 6.13% p.a. Swap contracts, grouped by object, are listed below:


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


                                                                                                             CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------
                                                     AMOUNT - US$
      CONTRACT DATE               PURPOSE             THOUSAND                  RATE                       MATURITY
---------------------------  -------------------  ---------------  ----------------------------  -------------------------
  3.30.2001 to 8.13.2003          Imports                  3,220         100.00% of CDI           10.4.2004 to 10.6.2004
  7.16.2001 to 5.7.2002          Prepayment               42,823    85.55% to 100.00% of CDI      12.27.2004 to 3.1.2006
        2.20.2002             Resolution 2770             54,000         106.00% of CDI                 6.20.2005
        2.19.2003             Resolution 4131              3,300          85.70% of CDI                  2.4.2005
        4.17.2003               Fixed assets               8,421          IGPM + 12.95%          11.16.2004 to 11.16.2010
        4.17.2003               Fixed assets              16,779    97.00% to 100.90% of CDI     11.16.2004 to 11.16.2013
    10.30 to 11.3.2003           Bank notes              200,000    LIBOR + interest of 6.09%           7.15.2011
                                                                            to 6.13%
        6.26.2003                Investment               55,000         4.86% to 5.40%           9.2.2005 to 10.2.2006


b) Market value - the market values of financial instruments are as follows:

                                                                                                                   COMPANY
                                                      ---------------------------------------------------------------------
                                                                          9/30/2004                              6/30/2004
                                                      ------------------------------  -------------------------------------
                                                                BOOK         MARKET               BOOK              MARKET
                                                               VALUE          VALUE              VALUE               VALUE
                                                      ---------------  -------------  -----------------  ------------------
Financial investments                                        224,428        224,428             86,530              86,530
Debentures                                                   298,980        298,980            245,702             245,702
Investments                                                6,245,902      6,245,902          5,324,108           5,324,108
Related parties (liabilities)                               (218,545)      (218,545)          (145,685)           (145,685)
Stock options (liabilities) - Note 16                              -          8,096                  -               8,096


                                                                                                              CONSOLIDATED
                                                      ---------------------------------------------------------------------
                                                                          9/30/2004                              6/30/2004
                                                      ------------------------------  -------------------------------------
                                                                BOOK         MARKET               BOOK              MARKET
                                                               VALUE          VALUE              VALUE               VALUE
                                                      ---------------  -------------  -----------------  ------------------
Financial investments                                      1,769,200      1,769,200          1,286,458           1,286,458
Swap contracts - investment (liabilities)                      6,829          6,829              7,913               7,913
Securitization financing                                     676,327        676,327            730,714             730,714
Import financing                                             654,598        654,620            677,586             677,511
Prepayment financing                                         887,929        881,373            925,804             920,779
Financing - Resolution 2770                                  234,591        224,069            222,965             211,968
ACC financing                                                 14,225         14,225            338,640             338,640
Financing - Resolution  4131                                  19,306         18,864             14,695              14,059
Bank notes financing                                       1,131,149      1,408,372          1,226,235           1,411,261
Fixed assets financing                                        49,235         50,706             47,658              49,628
Other financing                                            1,595,708      1,595,708          1,786,028           1,783,747
Debentures                                                   531,864        531,864            476,476             476,476
Investments                                                   87,285         87,285            378,132             378,132
Related parties (assets)                                      24,417         24,417             36,146              36,146
Stock options (liabilities) - Note 16                              -         11,283                  -              11,561



(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


The market value of swap contracts of subsidiaries in Brazil was obtained based on projections of future results for each contract, calculated based on the forward U.S. dollar + coupon (assets) and forward CDI/IGP-M (liabilities) and discounted to present value at the date of the Quarterly Information using the future CDI/IGP-M rate projected for each maturity. The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate.

Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the "Financial expenses" account, and are stated at cost plus accrued charges up to the date of the Quarterly Information. Contracts not linked to such financing have been recorded at their market value under the heading "Other accounts payable", in long-term liabilities.

The Company believes that the balances of the other financial instruments, which are recognized in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) RISK FACTORS THAT COULD AFFECT THE COMPANY'S AND ITS SUBSIDIARIES' BUSINESS

Price risk: this risk is related to the possibility of price variations of the products that the subsidiaries sell or in the prices of raw materials and other inputs used in the production process. Since the subsidiaries operate in a commodities market, their sales revenue and cost of sales may be affected by the changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to assets (investments) and liabilities. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts to adjust them to the market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In order to manage the effects of these fluctuations, the Company and its subsidiaries use "hedge" instruments, usually swap contracts, as described in item "a" above.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing a credit limit and constantly monitoring balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the credit committee.


NOTE 12 -  FINANCIAL INCOME (EXPENSES)

                                                                          COMPANY                        CONSOLIDATED
                                                  --------------------------------  ----------------------------------
                                                      9/30/2004         9/30/2003          9/30/2004        9/30/2003
                                                  --------------  ----------------  -----------------  ---------------
FINANCIAL INCOME
Financial investments                                    16,450            16,759             89,542           86,688
Interest received                                           301            20,795             21,333           24,617
Monetary variations on assets                                62             1,298              2,678            3,948
Exchange variations on assets                                 1              (18)           (13,383)         (77,469)
Exchange swap on assets                                       -             1,815              4,216            1,815
Other financial income                                   22,105             9,885             63,354           13,115
                                                  --------------  ----------------  -----------------  ---------------
TOTAL FINANCIAL INCOME                                   38,919            50,534            167,740           52,714
                                                  ==============  ================  =================  ===============

FINANCIAL EXPENSES
Interest on debt                                       (30,355)         (244,263)          (326,102)        (440,190)
Monetary variation on liabilities                         (409)          (17,471)           (18,824)         (13,792)
Exchange variations on liabilities                        3,993           402,898              4,489          669,435
Exchange swap on liabilities                                  -         (482,705)            (9,015)        (728,564)
Other financial expenses                                (3,354)          (20,794)           (76,827)         (29,822)
                                                  --------------  ----------------  -----------------  ---------------
TOTAL FINANCIAL EXPENSES                               (30,125)         (362,335)          (426,279)        (542,933)
                                                  ==============  ================  =================  ===============



(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


NOTE 13 - TAX RECOVERY PROGRAM (REFIS) AND SPECIAL INSTALLMENT PAYMENT PROGRAM
(PAES)

a) REFIS

On December 6, 2000, the Company enrolled in the REFIS program to pay overdue Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) in installments. The balances of these tax debts are recorded under Taxes and contributions in current liabilities. The balances of the renegotiated taxes were divided into 60 installments, of which 8 are not yet due, are restated by the Long-Term Interest Rate (TJLP) rate, and are as follows at September 30, 2004:

                                                                   COMPANY AND CONSOLIDATED
                                  -------------------------------------------------------------------------------------------
                                                    9/30/2004                                     6/30/2004
                                  ----------------------------------------------  -------------------------------------------
                                        PRINCIPAL       INTEREST          TOTAL      PRINCIPAL       INTEREST          TOTAL
                                  ----------------  -------------  -------------  -------------  -------------  -------------
PIS                                         4,304          3,816          8,120          6,087          4,893         10,980
COFINS                                      1,023            905          1,928          1,447          1,160          2,607
                                  ----------------  -------------  -------------  -------------  -------------  -------------
Total                                       5,327          4,721         10,048          7,534          6,053         13,587
                                  ================  =============  =============  =============  =============  =============


Taxes, contributions and other liabilities are paid by the Company on their due dates, which is a basic requirement to remain eligible for the REFIS program.

As collateral for this installment payment program, the Company pledged the land and buildings of the subsidiary Gerdau Acominas S.A., located in the municipality of Charqueadas, in the state of Rio Grande do Sul, where the Piratini plant is located, amounting to R$ 78,494.

The total income tax and social contribution credits of third parties used to offset fines and interest on the consolidation of the REFIS debts on December 6, 2000, totaled R$ 57,040, and they were acquired for R$ 4,351. The Company's own tax credits were not used.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

b)  PAES

The proportionally consolidated (52%) subsidiary Dona Francisca Energetica S.A. enrolled, on June 30, 2003, in the PAES program, established by Law 10684/03, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) debts. The balances of these tax debts are recorded in Taxes and contributions in current liabilities, and in Other accounts payable in long-term liabilities. The balances of the renegotiated taxes were divided into 180 installments, of which 164 are not yet due, are restated based on the TJLP rate and are as follows at September 30, 2004:

                                                                         CONSOLIDATED
                                  -------------------------------------------------------------------------------------------
                                                    9/30/2004                                     6/30/2004
                                  ----------------------------------------------  -------------------------------------------
                                        PRINCIPAL       INTEREST          TOTAL      PRINCIPAL       INTEREST          TOTAL
                                  ----------------  -------------  -------------  -------------  -------------  -------------
IRPJ                                       20,681          2,714         23,395         21,059          2,251         23,310
CSLL                                        7,497            984          8,481          7,634            816          8,450
PIS                                           733             96            829            747             80            827
COFINS                                      3,388            445          3,833          3,450            369          3,819
                                  ----------------  -------------  -------------  -------------  -------------  -------------
Total                                      32,299          4,239         36,538         32,890          3,516         36,406
                                  ================  =============  =============  =============  =============  =============

Short-term                                  2,363            311          2,674          2,363            253          2,616
Long-term                                  29,936          3,928         33,864         30,527          3,263         33,790
                                  ----------------  -------------  -------------  -------------  -------------  -------------
Total                                      32,299          4,239         36,538         32,890          3,516         36,406
                                  ================  =============  =============  =============  =============  =============


Dona Francisca Energetica S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.


NOTE 14 -  PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to tax, civil, and civil processes. Based on the opinion of their legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and the final decisions will not have a significant effect on the financial position at September 30, 2004.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

The balances of contingencies, net of the related judicial deposits, are as follows:

                                                         COMPANY                        CONSOLIDATED
                                              -------------------------------  --------------------------------
                                                  9/30/2004        6/30/2004        9/30/2004        6/30/2004
                                              --------------  ---------------  ---------------  ---------------
Tax contingencies                                    87,112           87,112          103,994          109,274
Labor contingencies                                   7,791            7,985           38,884           34,073
Civil contingencies                                       -                -           98,787           98,878
                                              --------------  ---------------  ---------------  ---------------
Total                                                94,903           95,097          241,665          242,225
                                              ==============  ===============  ===============  ===============


I) Tax contingencies

a) Contingent liabilities provided

a.1) Of the total provision, R$ 50,456 (Company and consolidated) refers to the contingency of compulsory loans instituted in favor of Eletrobras, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against taxpayers. As regards the Company's proceedings, some are still pending decision in the High Courts, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company recorded a provision because although the payments to Eletrobras were made as loans: (i) reimbursement to the Company would probably be in the form of the shares of Eletrobras; (ii) conversion will be made based on the equity value of shares; and (iii) based on current available information the market value of the shares of Eletrobras is substantially lower than the equity value.

a.2) R$ 6,891 (Company) and R$ 6,898 (consolidated) relates to the unconstitutionality of the Social Investment Fund (FINSOCIAL). Although the Supreme Court has confirmed the constitutionality of the tax at the rate of 0.5%, some proceedings are still pending judgment, most of them in the High Courts.

a.3) R$ 1,099 (Company) and R$ 17,640 (consolidated) relates to Value Added Tax on Sales and Services (ICMS) credits and being discussed mainly with the Finance Secretariat and the State Courts of the First Instance in the state of Minas Gerais.

a.4) R$ 8,978 (Company) and R$ 9,095 (consolidated) relates to social contribution on net income. The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the High Courts.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

a.5) R$ 19,993 (Company and consolidated) relates to Corporate Income Tax (IRPJ) under discussion at the administrative level. Considering the repeated unfavorable legal precedents concerning the unconstitutionality of the limit of 30% of taxable income to the full offset of tax losses, subsidiary Gerdau Acominas S.A. decided to stop depositing amounts in court and requested, in the court injunction records in which the Company is the petitioner, the conversion of the amounts deposited (R$ 338,992) into revenues of the Federal Government, and started to observe the limit.

The judicial discussion was maintained; however, if the Supreme Court reviews the current procedures and the Company obtains a favorable outcome, it will plead the offset of the amounts overpaid.

a.6) R$ 12,963 (Company) and R$ 24,671 (consolidated) relates to social security contributions and the legal discussions of the company correspond to suits for annulment with judicial deposits of practically the whole amount involved, in progress in the Federal Court of the First Instance in the state of Rio de Janeiro.

In the consolidated statements, the amount which exceeds the provision refers to lawsuits questioning the understanding of the National Institute of Social Security (INSS) in charging contributions on payments of profit sharing made by subsidiary Gerdau Acominas S.A. and various INSS assessments in connection with services contracted from third parties, in which the Institute calculated debts for the last ten years and assessed the Company as jointly responsible. The assessments were sustained administratively, reason for which Gerdau Acominas filed suits for annulment with judicial deposit of the credits under discussion, since the right to demand payment has partially expired and also that the subsidiary does not have the responsibility.

a.7) R$ 1,831 (Company) and R$ 2,021 (consolidated) relates to contributions to the Social Integration Program (PIS), and R$ 6,387 (Company) and R$ 6,935 (consolidated) to the Social Contribution on Revenues (COFINS), in connection with lawsuits questioning the constitutionality of Law 9718, which introduced changes in the calculation basis of these contributions. These lawsuits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

a.8) R$ 1,175 (consolidated) relates to a lawsuit brought by subsidiary Gerdau Acominas S.A. regarding the increases in the Government Severance Indemnity Fund for Employees (FGTS) arising from changes introduced by Complementary Law 110/01. Currently, the court injunction is awaiting judgment of the extraordinary appeal filed by the Company. The amount provided is fully deposited in court.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


a.9) R$ 9,307 (Company) and R$ 21,853 (consolidated) relates to the Emergency Capacity Charge (ECE), and R$ 5,283 (Company) and R$ 11,102 (consolidated) to the Extraordinary Tariff Recomposition (RTE) included in the electric energy bills of the Company's plants. It is the Company's understanding that these charges are of a tax nature and, as such, are incompatible with the National Tax System prescribed in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, and Rio Grande do Sul, as well the Federal Regional Courts of the 1st and 2nd Regions. The Company has been depositing in court the full amount of the disputed charges.

a.10) R$ 305 (Company) and R$ 1,097 (consolidated) related to other processes of a tax nature, most of which is deposited in court.

a.11) The judicial deposits, representing restricted assets of the Company, are the amounts deposited and maintained in court until the resolution of the corresponding legal matters. These deposits, which at September 30, 2004 amounted to R$ 36,382 (Company) and R$ 68,942 (consolidated), are classified as a reduction of the provision for tax contingencies recorded in the books.

b) REMOTE OR POSSIBLE CONTINGENT LOSSES INVOLVING SUBSTANTIAL UNCERTAINTIES AS TO THEIR OCCURRENCE AND WHICH THEREFORE HAVE NOT BEEN PROVIDED FOR:

b.1) The Company is the defendant in debt foreclosures filed by the state of Minas Gerais which demand ICMS arising mainly from sales of products to commercial exporters. The restated amount of the lawsuits totals R$ 31,907. The Company did not set up a provision since it considers the tax demands are unfounded, because shipments of products for export are exempt from ICMS.

b.2) The Company and its subsidiary Gerdau Acominas S.A. are defendants in debt foreclosures filed by the state of Minas Gerais which demand ICMS on exports of semi-finished manufactured products. The total amount demanded is R$ 246,125. The companies did not set up a provision since they consider the tax demands are unfounded and also that their products do not fit the definition of semi-finished manufactured products as defined in federal complementary law and, therefore, are not subject to ICMS.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


b.3) Also, R$ 54,763 is being demanded due to the understanding of the Federal Revenue Secretariat that the operations carried out by subsidiary Gerdau Acominas S.A. under the drawback concession granted by DECEX were not in accordance with the legislation. Gerdau Acominas filed a preliminary administrative defense sustaining the legality of the operation, which is pending judgment. Since the tax credit has not been definitively set up, considering that the operation that originated the demand conforms with the hypothesis prescribed for drawback concession, and also that the concession was granted after analysis by the competent administrative authority, Gerdau Acominas S.A. understands that the chances of an unfavorable outcome are remote and, for this reason, did not set up a provision for the contingency.

c) CONTINGENT TAX ASSETS:

c.1) The Company understands that the realization of certain contingent assets is possible. Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of R$ 26,580, arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash within the ambit of the Special Industrial Development Program (PRODI). Due to default by the state of Rio de Janeiro and the non-regulamentation by the State of Constitutional Amendment 30/00 which granted the Public Power a ten-year moratorium for the payment of securities issued to cover court-ordered debts not related to food, the realization of this credit is not expected in 2004 and following years, reason for which it is not recorded in the financial statements.

c.2) Gerdau S.A. and its subsidiaries have filed several ordinary proceedings which dispute the correction of the PIS calculation basis, which is treated in Complementary Law 7/70, in view of the declarations of the unconstitutionality of Decree Laws 2445/88 and 2449/88. The companies expect to recover the overpaid taxes and understand that the amounts still under discussion total R$ 110,462.

A favorable outcome in the subsidiary Gerdau Acominas lawsuit became final and unappeallable, in which credits amounting to R$ 102,449 (R$ 63,700 - net of tax effects) were recovered through offset against Income Tax, PIS and COFINS debts during the quarter.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

c.3) Also, the Company and its subsidiaries Gerdau Acominas S.A. and Margusa - Maranhao Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and its subsidiary Margusa Maranhao Gusa S.A. filed administrative requests for reimbursement, which are pending judgment. As regards subsidiary Gerdau Acominas S.A., the proceeding was taken directly to the judiciary power which handed down a sentence unfavorable to the taxpayer. Currently, the process is awaiting judgement of the appeal filed by the subsidiary. The Company estimates that the credit amounts to approximately R$ 394,002 (consolidated). Due to the uncertainty about realization, the Company does not record the credit.

II) LABOR CONTINGENCIES

The Company is also defending labor proceedings for which there is a provision of R$ 16,257 (Company) and R$ 49,281 (consolidated) at September 30, 2004. None of these lawsuits are of individually significant amounts, and the discussions mainly involve claims for overtime, health hazards and risk premium, among others.

The deposits in court at September 30, 2004 totaled R$ 8,465 (Company) and R$ 10,397 (consolidated), and are classified as a reduction of the provision for labor contingencies.

III) CIVIL CONTINGENCIES

a) CONTINGENT LIABILITIES PROVIDED FOR

The Company is also a party in consolidated to court civil proceedings arising from the normal course of its operations and of its subsidiaries, including lawsuits arising from workplace accidents, and at September 30, 2004 there is a provision of R$ 100,038 (consolidated).

The provision refers mainly to the issue involving jointly-controlled (52%) subsidiary Dona Francisca Energetica S.A. According to a notification of the Brazilian Electricity Regulatory Agency (ANEEL), the operations of the subsidiary are restricted to the South submarket. Since some transactions were carried out in other submarkets, Dona Francisca Energetica S.A. may have to acquire from third parties the energy sold. The subsidiary is challenging in court the validity of the ANEEL notification and has obtained a favorable preliminary injunction.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

At September 30, 2004, the deposits in court totaled R$ 1,251 (consolidated) and are classified as a reduction of the provision for civil contingencies.

b) REMOTE OR POSSIBLE CONTINGENT LOSSES INVOLVING SUBSTANTIAL UNCERTAINTIES AS TO THEIR OCCURRENCE AND WHICH THEREFORE HAVE NOT BEEN PROVIDED FOR:

b.1) An antitrust process involving Gerdau S.A., related to the representation of two civil construction unions in the state of Sao Paulo alleging that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating antitrust legislation. After investigations by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (SEAE). The process is now pending evaluation by the Administrative Council for Economic Defense
(CADE), which will decide the case.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process includes many irregularities, some of which are impossible to resolve.

As example: the investigations carried out by SDE did not follow the due legal process and representatives of this Secretariat advised some witnesses who testified. In addition, the SDE opinion was issued before Gerdau S.A. had the chance to reply to the final allegations, which indicates that there was bias in the judgment of SDE. The same applies to the SEAE opinion, which does not analyze economic issues and is based exclusively on the witnesses' testimony.

The irregularities, which also characterize disrespect of pertinent constitutional dispositions, will affect, in a way that cannot be overcome, a decision at the administrative level based on the conclusions up to now presented by the antitrust authorities. Gerdau S.A. has pointed out and tried to combat all these irregularities and will continue doing so in relation to the allegations about the irregularities practiced in the administrative process and understands that in this manner there will be a favorable outcome to this process, if not at the administrative level, possibly at the judicial level.

Because of the above matters, no provision was set up for this case. According to Brazilian legislation, fines of up to 30% of gross revenue in prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in the country for fines exceeding 4%. In a similar case involving flat steel companies, the fine was 1%.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


b.2) A civil lawsuit filed against Gerdau Acominas S.A. for rescission of a contract for the supply of slag and indemnity for losses and damages. At September 30, 2004, the lawsuit amounts to approximately R$ 37,014.

Gerdau Acominas S.A. contested all the fundamentals and demands and filed a counterclaim for rescission of the contract and indemnity for breach of contract.

The judge declared the contract to be rescinded, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the State of Minas Gerais (TAMG) and is based on expert evidence and interpretation of the contract. The process was in progress at the High Court of Justice, and returned to TAMG for judgment of the appeal.

Gerdau Acominas S.A. expects that a loss is remote, since it understands that a change in the judgment is unlikely.

b.3) There is a civil lawsuit filed by Sul America Cia. Nacional de Seguros against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB) to consign in payment the amount of R$ 34,383 to settle an insurance claim, which was deposited in court. The insurance company alleges doubt as to whom payment should be made and that the Company is resisting in receiving and settling it.

The lawsuit was contested both by the Bank (which alleged to have no right over the amount deposited, which removes the doubt raised by Sul America) and by the Company (which alleged inexistence of doubt and justification of the motive to refuse payment, since the amount due by Sul America is higher than that stated). After the contestation, Sul America argued fault in the Bank's representation, a matter that is already overcome. The lawsuit will enter the expert evidence phase but there is a prospect of raising the amount deposited. Based on the opinion of the legal advisors, the Company expects the risk of loss to be remote and that the sentence will declare an amount due within the amount stated in the contestation.

Also, Gerdau Acominas S.A. filed, prior to this lawsuit, a lawsuit for collection of the amount recognized by the insurance company. The lawsuits are pending. The Company expects a favorable outcome.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators at the Presidente Arthur Bernardes Plant, which resulted in the stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, were covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and an advance of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities to cover loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate costs to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received plus the amount proposed by the insurance company as a complement to settle the indemnity. Subsequently, new amounts were added to the discussion, as stated in the Company's plea, although not yet recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the consolidated financial position are remote.


NOTE 15 -  POST-EMPLOYMENT BENEFITS

a) PENSION PLAN - DEFINED BENEFIT

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil ("Gerdau Plan" and "Acominas Plan").

The Gerdau Plan is managed by Gerdau - Sociedade de Previdencia Privada, a private supplementary pension entity, to complement the social security benefits of employees and retired employees of the Company, of the other units of Gerdau Acominas S.A and other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public notes and marketable securities.

The Acominas Plan is managed by Fundacao Acominas de Seguridade Social - Acos, a private supplementary pension entity, to complement the social security benefits of employees and retired employees of the Ouro Branco unit of subsidiary Gerdau Acominas S.A. The assets of the Acominas Plan mainly comprise investments in bank deposit certificates, federal public notes, marketable securities and properties.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all their employees.

The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans mainly comprise marketable securities.

Current costs of the defined pension plan are as follows:

                                                                        COMPANY                          CONSOLIDATED
                                                            --------------------------------  -----------------------------------
                                                                9/30/2004        9/30/2003        9/30/2004          9/30/2003
                                                            ---------------  ---------------  ---------------  ------------------
Cost of current service                                                 83            4,209           36,535              30,511
Interest cost                                                          259           10,802           97,208              81,836
Expected return of plan assets                                       (427)         (11,473)        (124,337)            (90,417)
Amortization of cost of past service                                     -                -              617                 999
Amortization of unrecognized transition liability                        -                -              369                 350
Amortization of (gain) loss                                           (37)                -            2,525               2,073
Expected contributions of employees                                      -                -          (3,287)             (2,682)
                                                            ---------------  ---------------  ---------------  ------------------
Pension plan cost (benefit), net                                     (122)            3,538            9,630              22,670
                                                            ===============  ===============  ===============  ==================


b) PENSION PLAN - DEFINED CONTRIBUTION

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau - Sociedade de Previdencia Privada. Contributions are based on a percentage of the compensation of employees.

The foreign subsidiary Gerdau Ameristeel Us Inc has a defined contribution plan, the contributions to which are 50% of the amount paid by the participants, limited to 4% of the salary. In MRM, the counter entry is 100% over a contribution limit of 6% of the salary. The other companies do not have this type of pension plan.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

c)  OTHER POST-EMPLOYMENT BENEFITS

The Company estimates that the balance payable, due to employees' retirement or termination, amounts to R$ 8,926 (consolidated) at September 30, 2004.

The American Plan includes, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are based on amounts actuarially calculated.

The composition of the net periodic cost for the post-employment health benefits is as follows:

                                                                           CONSOLIDATED
                                                               -------------------------------------
                                                                      9/30/2004           9/30/2003
                                                               -----------------  ------------------
Cost of service                                                           1,990               1,907
Interest cost                                                             4,682               4,869
Amortization of cost of past service                                      (455)                   -
Amortization of (gain) loss                                                  60                   -
                                                               -----------------  ------------------
Expenses for post-retirement health benefit, net                          6,277               6,776
                                                               =================  ==================


Considering all types of benefits to employees granted by the Company, the assets and liabilities position at September 30, 2004 is as follows:

                                                                           CONSOLIDATED
                                                              --------------------------------------
                                                                  9/30/2004           6/30/2004
                                                              ------------------  ------------------
Actuarial pension plan liabilities - defined benefit                    140,117             150,941
Actuarial post-retirement health benefit liabilities                    113,955             117,749
Retirement and termination benefits liabilities                           8,926               9,034
                                                              ------------------  ------------------
Total liabilities                                                       262,998             277,724
                                                              ==================  ==================


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

NOTE 16 - LONG-TERM INCENTIVE PLANS

At the Extraordinary General Meeting (AGE) of the Company held on April 30, 2003, the shareholders decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options to purchase preferred shares to management, employees or persons who render services to the Company or the companies under its control, and approved the creation of the Long-Term Incentive Program that represents a new form of compensation of the strategic executives of the Company. Options must be exercised over a maximum period of five years after the grace period.

a) Summary of the plan activity:

                                                                                  GRANT (NUMBER OF SHARES)
                                           ----------------------------------------------------------------  -------------
                                                  2003 (*)      2003 (**)        2004 (*)        2004 (**)          Total
                                           -------------------------------  -------------------------------  -------------

Balance at 12/31/2003                              403,228        280,840               -                -        684,068
Grants in 2004                                           -              -           2,430          171,125        173,555
Stock dividend at 4/29/2004                        403,229        280,840           2,429          171,125        857,623
Options exercised                                        -              -               -                -              -
Options cancelled                                        -              -               -                -              -

                                           ----------------  -------------  --------------  ---------------
                                                                                                             -------------
Closing balance at 9/30/2004                       806,457        561,680           4,859          342,250      1,715,246
                                           ================  =============  ==============  ===============  =============

Exercise price in R$                                 11.94          11.94           30.50            30.50
Grace period (*)                                   3 years              -         3 years                -
Grace period (**)                                        -        5 years               -          5 years


As mentioned in Note 17b, at September 30, 2004, the Company has a total of 1,573,200 preferred shares in treasury. These shares can be used for the purposes of this plan.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


b) AT SEPTEMBER 30, 2004, THE PLAN STATUS IS AS FOLLOWS:


                                                                                         GRANT
                                                                   ---------------------------------------------------
                                                                             2003               2004          AVERAGE
                                                                   ----------------------------------  ---------------
Total stock options granted                                             1,368,137            347,109        1,715,246
Exercise price - R$                                                         11.94              30.50            15.70
Fair value of options at the grant date - R$ per option (*)                  3.72               8.65             4.72
Average exercise term of option at the grant date (years)                     3.5                4.9              3.8

(*) calculated based on Black-Scholes model

The percentage of dilution in interest that the current shareholders may experience if all options are exercised is approximately 0.6%.

Subsidiary Gerdau Ameristeel Corporation and its subsidiaries also have stock compensation plans for their employees.

The effect on net income for the year and shareholders' equity would have been as follows, had the effects of the stock option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded as expenses:

                                                                                  COMPANY                         CONSOLIDATED
                                                         ---------------------------------   ----------------------------------
                                                               NET           SHAREHOLDERS'          NET          SHAREHOLDERS'
                                                            INCOME             EQUITY            INCOME            EQUITY
                                                         --------------  -----------------   --------------  ------------------

Balances per financial statements                            2,195,561          5,874,878        2,485,795           5,874,878
Expense for the period*                                        (1,551)            (2,977)          (2,126)             (5,734)
                                                         --------------  -----------------
                                                                                             --------------  ------------------
Pro-forma balances                                           2,194,010          5,871,901        2,483,669           5,869,144
                                                         ==============  =================   ==============  ==================

* using the fair value method (Black-Scholes model)

NOTE 17 -  SHAREHOLDERS' EQUITY

a) Capital - Authorized capital at September 30, 2004 comprises 240,000,000 common shares and 480,000,000 preferred shares, with no par value.

At September 30, 2004, 102,936,448 common shares and 193,771,574 preferred shares are subscribed and paid-up, totaling R$ 3,471,312. Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in profit distributions.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

b) Treasury stock - At September 30, 2004, there are 1,573,200 preferred shares held in treasury in the amount of R$ 44,139.

c) Interest on capital and dividends - On July 31, 2004, the shareholders received interest on capital (R$ 135,762) as prepayment of the minimum statutory dividend for the current year. The Company calculated interest on capital within the limits established by Law 9249/95. The corresponding amount was recorded as financial expense for tax purposes. For financial statement presentation purposes this amount was treated as a dividend, not affecting the results. In the first nine months of 2004, interest on capital and dividends paid in advance on account of the minimum statutory dividend amount to R$ 422,042.


NOTE 18 -  OTHER OPERATING INCOME

Other operating income mainly refers to the recognition of R$ 102,449 (consolidated) by reason of the favorable outcome obtained in a lawsuit regarding overpaid PIS amounts, as mentioned in Note 14.I item c.2.


NOTE 19 -  STATUTORY PROFIT SHARING

Management profit sharing is limited to 10% of net income for the year, after income tax and management compensation.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


NOTE 20 - GUARANTEES GRANTED

The Company is the guarantor of loan agreements of the jointly-controlled subsidiary Dona Francisca Energetica S.A., in the total amount of R$ 101,894, corresponding to 51.82% of the joint guarantee. Furthermore, the Company is the guarantor of the Euro Commercial Paper program of the subsidiary GTL Trade Finance Inc., in the amount of US$ 100 million, equivalent to R$ 285,860 at the date of the Quarterly Information, and loans of the subsidiary Gerdau Ameristeel Corporation, in the amount of US$ 25 million, equivalent to R$ 71,465 at the date of the Quarterly Information. The Company is also guarantor of the subsidiary GTL Financial Corp in financing contracts in the amount of US$ 5 million, equivalent to R$ 14,293 and of the subsidiary Gerdau Acominas Overseas Ltda. in securitization transactions amounting to US$ 233 million, equivalent to R$ 676,327 at the date of the Quarterly Information. The subsidiary Gerdau Acominas S.A. is the guarantor of the vendor financing of associated company Banco Gerdau S.A. amounting to R$ 67,565 at September 30, 2004.


NOTE 21 -  INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

Information by geographical area:

                                                   GEOGRAPHIC AREAS
                          ----------------------------------------------------------------------------
                                   BRAZIL               SOUTH AMERICA (*)          NORTH AMERICA             CONSOLIDATED
                          --------------------------  ----------------------  ------------------------  ------------------------
                            9/30/2004     9/30/2003   9/30/2004   9/30/2003   9/30/2004     9/30/2003   9/30/2004     9/30/2003
                          ------------  ------------  ----------  ----------  ----------  ------------  ----------  ------------
Gross sales revenue         9,503,713     6,699,836     737,627     445,257   7,323,076     4,468,730   17,564,416   11,613,823
Net sales revenue           7,320,231     5,418,546     540,621     335,867   6,841,996     4,096,473   14,702,848    9,850,886
Cost of sales             (4,127,765)   (3,273,978)   (332,544)   (224,064)   (5,481,243) (3,931,116)   (9,941,552) (7,429,158)
Gross profit                3,192,466     2,144,568     208,077     111,803   1,360,753       165,357   4,761,296     2,421,728
Selling expenses            (286,263)     (285,337)     (4,454)     (2,850)    (37,019)      (34,177)   (327,736)     (322,364)
General and
   administrative
   expenses                 (532,685)     (364,294)    (29,958)    (21,525)   (182,707)     (139,250)   (745,350)     (525,069)
Net financial result         (98,109)     (374,227)     (4,725)     (4,189)   (155,705)     (111,803)   (258,539)     (490,219)
Operating profit            2,128,129       838,994     169,649      81,209     993,707     (122,511)   3,291,485       797,692
Net income (loss) for
   the year                 1,574,937       790,972     135,443      60,663     775,415      (57,018)   2,485,795       794,617
EBITDA (**)                 2,743,660     1,757,535     194,361     104,550   1,325,707       160,645   4,263,728     2,022,730

( *) Does not include Brazilian operations.
(**) Earnings before financial expenses, income tax and social contribution, and depreciation and amortization.

The segments stated below correspond to the business units through which Gerdau Executive Committee manages its operations: Long Steel Brazil, Acominas (corresponding to the operations of the plant located in Ouro Branco, Minas Gerais), South America (excluding the operations in Brazil) and North America (Gerdau Ameristeel).


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


Information by business segment:

                                                                   BUSINESS SEGMENT
                     --------------------------------------------------------------------------------------------------------------
                         LONG STEEL BRAZIL   ACOMINAS OURO BRANCO     SOUTH AMERICA (*)      NORTH AMERICA          CONSOLIDATED
                     ----------------------  -------------------  --------------------  ---------------------  --------------------
                     9/30/2004   9/30/2003   9/30/2004 9/30/2003  9/30/2004   9/30/2003 9/30/2004   9/30/2003  9/30/2004  9/30/2003
                     ----------  ----------  --------  ---------  ----------  --------  ----------  ---------  ---------  ---------
Net sales revenue    5,407,396   3,754,798   1,912,835 1,663,748    540,621   335,867   6,841,996   4,096,473  14,702,848 9,850,886
Identifiable                                                                                                                       7
assets (**)          3,827,577   3,108,212   3,422,174 3,555,142    694,951   537,070   5,260,230   4,303,663  13,204,932 11,504,08
Capital
expenditures           271,700     231,600   223,371    261,112      19,704    14,830     188,082    118,371    702,857    625,913
Depreciation /
amortization           175,825     165,106   194,317     97,492      20,696    17,122     184,680    168,715    575,518    448,435

( *) Does not include Brazilian operations.
(**) Identifiable assets: Accounts receivable, inventories and fixed assets

NOTE 22 -  SUPPLEMENTARY INFORMATION  - STATEMENT OF CASH FLOWS

In order to permit additional analysis, the statement of cash flows prepared using the indirect method is being presented as supplementary information.

                                                                                  COMPANY                     CONSOLIDATED
                                                            ------------------------------  -------------------------------
                                                                9/30/2004       9/30/2003        9/30/2004       9/30/2003
                                                            --------------  --------------  ---------------  --------------
NET INCOME FOR THE YEAR                                         2,195,561         679,189        2,485,795         794,617
Equity in the results of investees                            (2,199,366)       (185,081)          282,916         285,179
Provision for credit risks                                              -          11,594            8,448          16,289
Gain and/or loss on sale of fixed assets                                -          12,505            6,218          15,204
Gain and/or loss on sale of investment                                  -              35            4,371           1,599
Monetary and exchange variations                                  (3,548)          46,810           39,422          87,959
Depreciation and amortization                                           -         149,136          575,518         448,435
Income tax and social contribution                               (38,511)          18,770          528,477       (249,159)
Interest on debt                                                   29,970         243,558          321,270         431,633
Contingencies/judicial deposits                                      (64)           4,772           14,175          10,089
Changes in trade accounts receivable                                    -       (148,606)        (951,517)       (305,705)
Changes in inventories                                                  -       (130,601)        (949,199)       (143,213)
Changes in suppliers                                                    -           3,152          506,344         121,965
Other operating activity accounts                                (14,354)         125,234          116,768          40,804
   Net cash provided by (used in) operating activities           (30,312)         830,467        2,989,006       1,555,696
Purchase/sale of fixed assets                                           -       (223,954)        (702,857)       (625,913)
Increase in deferred charges                                            -         (1,917)         (10,404)         (5,259)
Purchase/sale of investments                                    (280,239)        (32,107)         (10,333)        (17,982)
Interest on own capital/profit distribution received              560,880          29,960                -               -
   Net cash provided by (used in) investing activities            280,641       (228,018)        (723,594)       (649,154)
Suppliers of fixed assets                                               -            (42)          (1,576)         (7,913)
Working capital financing                                               -          77,884        (203,144)          69,949
Debentures                                                         43,033        (57,332)           29,829        (23,684)
Permanent asset financing                                               -          96,428          271,128         274,048


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED

                                                                                  COMPANY                     CONSOLIDATED
                                                            ------------------------------  -------------------------------
                                                                9/30/2004       9/30/2003        9/30/2004       9/30/2003
                                                            --------------  --------------  ---------------  --------------

Amortization of permanent asset financing                               -       (179,080)        (548,856)       (351,455)
Payment of interest on financing                                        -       (125,572)        (325,750)       (300,518)
Loans with related parties                                        242,519        (11,094)            7,868        (15,330)
Capital increase/treasury shares                                 (27,036)               -         (25,673)               -
Payment of dividends/interest on own capital and
   participations                                               (461,061)       (322,457)        (543,366)       (326,728)
   Net cash used in financing activities                        (202,545)       (521,265)      (1,339,540)       (681,631)
   Changes in cash balance                                         47,784          81,184          925,872         224,911
     Cash balance
        At the beginning of the period                            177,684         365,680        1,017,006       1,430,656
        Effect of exchange rate changes on cash                         -               -            4,740       (170,775)
        Opening balance of companies consolidated in the
            period                                                      -               -                -          12,789
        At the end of the period                                  225,468         446,864        1,947,618       1,497,581
     Composition of final cash
        Marketable securities                                     224,428         381,633        1,769,200       1,341,196
        Cash and banks                                              1,040          65,231          178,418         156,385

NOTE 23 -  SUBSEQUENT EVENTS

On October 13, 2004, through the indirect subsidiary GTL Trade Finance Inc., a Euro Commercial Paper Notes transaction in the amount of US$ 110 million was concluded, equivalent to R$ 312,114 on the date of the transaction, with final maturity on October 12, 2005 and interest of 3.0% p.a.

On October 15, 2004, Gerdau S.A. announced that the indirect subsidiary Gerdau Ameristeel Corporation obtained the confirmation to its registration request with the Canadian securities regulatory authorities for the public offering of 70 million common shares. The parent company Gerdau S.A. should subscribe 35 million common shares and the remaining 35 million shares should be distributed by a banking syndicate in the United States of America and Canada. The capitalization amount will be of approximately US$ 329 million (R$ 940,479 on the date of the information quarter), and this amount could reach US$ 378 million (R$ 1,080,551 on the date of the information quarter), if the totality of the option to purchase an additional lot of 5.25 million common shares, anticipated in the prospectus approved by the regulatory authorities, were exercised.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


04.01 - NOTES TO THE QUARTERLY INFORMATION
ALL AMOUNTS IN THOUSANDS OF REAIS UNLESS OTHERWISE INDICATED


On October 28, 2004, Gerdau S.A., through its indirect subsidiary Gerdau Ameristeel Corporation, announced the signature of a purchase and sale contract for the acquisition of assets of Gate City Steel Inc. and RJ Rebar Inc. (rods cutting and folding, with and without epoxy covering), headquartered in Indianapolis, Indiana, in the United States of America. The transaction should be completed up to the beginning of December 2004, after approval of the competent authorities, therefore it does not have any impact on the financial statements at the information quarter.

On October 29, 2004, the indirect subsidiary Armafer Servicos de Construcao Ltda. was merged, and its net assets were appropriated in the subsidiary Gerdau Acominas S.A. as an exchange of ownership interest, without capital increase. This transaction is justified by a reduction of administrative expenses and better synergy of operations.

On November 1, 2004, Gerdau S.A., through its indirect subsidiary Gerdau Ameristeel Corporation, concluded the acquisition of fixed assets and working capital of four long steel plants, three wire rods processing units and one steel grinding ball producing unit for the mining industry of North Star Steel, announced on September 9. The price of these assets was US$ 266 million (R$ 760,388 on the date of the information quarter) on demand and the assumption of liabilities was approximately US$ 12 million (R$ 34,303 on the date of the information quarter).

On November 3, 2004, the Board of Directors approved the Executive Board's proposal of October 22, 2004, for prepayment of dividends on account of the third quarter of 2004. Dividends will be calculated and credited to the shareholders of record on November 3, 2004 (R$ 0.53 per common and preferred share), to be paid on November 17, 2004 and will be considered as prepayment of the minimum statutory dividend. In the first nine months of 2004, in addition to the amount informed in Note 17, interest on own capital and dividends credited as prepayment of the minimum statutory dividend amounts to R$ 578,463.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



05.01 - COMMENTS ON THE QUARTERLY PERFORMANCE


With the transfer of its operating assets to the subsidiary Gerdau Acominas S.A. on November 28, 2003, the revenues of Gerdau S.A., as from that date, were provided by the investments in subsidiaries and associated companies. These investments at the end of September totaled R$ 6.2 billion.

In the third quarter of 2004, these investments generated an equity in the results of R$ 1.1 billion, totaling R$ 2.2 billion up to September of this year.

From July to September, net income of Gerdau S.A. reached R$ 1.1 billion (R$
3.63 per share), 44.2% higher than the R$ 742.8 million in the second quarter. In the accumulated for the year, net income amounted to R$ 2.2 billion (R$ 7.44 per share), 223.3% higher than the pro forma for the nine-month period of 2003.

On September 30, shareholders' equity amounted to R$ 5.9 billion, equivalent to R$ 19.91 per share.

At the end of the quarter, the Company presented the following financial and economic data:

                                           3RD QUARTER/04   ACCUM. 9 MONTHS/04
Income from investments - R$ thousand               1,075                2,199
Net income - R$ thousand                            1,071                2,196
Net income per share - R$                            3.63                 7.44

                                                                        9/30/04
Capital  - R$ thousand                                                    3,471
Shareholders' equity - R$ thousand                                        5,875
Book value per share - R$                                                 19.91

Interest on capital and dividends relating to the third quarter of 2004 will be paid by Gerdau S.A. on November 17, in the amount of R$ 292.2 million. Interest on capital will be paid on the number of shares held on August 13 and corresponds to R$ 0.46 per share. Dividends of R$ 0.53 per share will be paid on the number of shares held on November 3.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


05.01 - COMMENTS ON THE QUARTERLY PERFORMANCE


At the Sao Paulo Stock Exchange (BOVESPA), activity with Gerdau S.A. (GGBR) shares during the first nine months of 2004 amounted to R$ 4.3 billion, 167.1% higher compared to the same period of 2003. 141,064 trades were carried out, which exceeded by 101.4% the numbers for January to September of the prior year. The number of shares traded also increased significantly in the period. 90.9 million securities were traded, 96.1% more than the numbers for the first nine months of 2003. In the period, preferred shares appreciated by 61.2% and the daily average of negotiations reached R$ 21.8 million.

Transactions in ADRs of Gerdau S.A. (GGB) on the New York Stock Exchange totaled US$ 801.1 million from January to September of this year, exceeding by 368.6% the amounts for the same period of 2003. In the period, 49.7 million securities were traded, 235.9% more than the numbers for the first nine months of 2003. The daily average of negotiations reached US$ 4.3 million in the nine-month period of 2004.

Up to September 2004, 280.1 thousand preferred shares of Gerdau S.A. (XGGB) were traded in the Madrid Stock Exchange (Latibex), resulting in activity of about
(euro) 3.7 million.

In order to comply with CVM Instruction 381/2003, Gerdau S.A. informs that PricewaterhouseCoopers Auditores Independentes, the provider of external audit services to the Company, did not render services that were not related to external audit during 2004.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ THOUSANDS)


1 - CODE        2 - DESCRIPTION                                               3 - 9/30/2004           4 - 6/30/2004
1               Total assets                                                    16,832,946              16,270,322
1.01            Current assets                                                   8,444,162               7,253,852
1.01.01         Cash and banks                                                     178,418                 203,670
1.01.02         Credits                                                          4,348,175               3,811,023
1.01.02.01      Trade accounts receivable                                        2,421,834               2,367,068
1.01.02.02      Tax credits                                                        157,141                 157,497
1.01.02.03      Marketable securities                                            1,769,200               1,286,458
1.01.03         Inventories                                                      3,288,287               2,873,969
1.01.03.01      Finished products                                                1,273,309               1,146,606
1.01.03.02      Work in process                                                    470,319                 421,852
1.01.03.03      Raw materials                                                      866,970                 641,288
1.01.03.04      Warehouse materials                                                617,803                 614,807
1.01.03.05      Advances to suppliers                                               59,886                  49,416
1.01.04         Other                                                              629,282                 365,190
1.01.04.01      Other receivables                                                  261,831                 224,993
1.01.04.02      Deferred income tax and social contribution                        367,451                 140,197
1.02            Long-term receivables                                              779,273               1,035,496
1.02.01         Sundry credits                                                      10,212                  10,212
1.02.01.01      Eletrobras loans                                                    10,212                  10,212
1.02.02         Receivables from related parties                                    24,417                  36,146
1.02.02.01      Associated companies                                                     0                       0
1.02.02.02      Subsidiaries                                                        24,417                  36,146
1.02.02.03      Other related parties                                                    0                       0
1.02.03         Other                                                              744,644                 989,138
1.02.03.01      Judicial deposits and other                                        234,376                 245,062
1.02.03.02      Deferred income tax and social contribution                        510,268                 744,076
1.03            Permanent assets                                                 7,609,511               7,980,974
1.03.01         Investments                                                         87,285                 378,132
1.03.01.01      In associated companies                                                  0                       0
1.03.01.02      In subsidiaries                                                          0                       0
1.03.01.03      Other                                                                    0                       0
1.03.02         Fixed assets                                                     7,494,811               7,578,360
1.03.02.01      Land, buildings and structures                                   3,248,336               3,316,048
1.03.02.02      Machinery, equipment and installations                           7,550,750               7,610,786
1.03.02.03      Furniture and fixtures                                             139,424                 157,514
1.03.02.04      Vehicles                                                            40,553                  44,544
1.03.02.05      Electronic data equipment                                          250,266                 239,988
1.03.02.06      Construction in progress                                           753,269                 599,464
1.03.02.07      Forestation/reforestation                                          198,396                 189,478
1.03.02.08      Accumulated depreciation                                       (4,686,183)             (4,579,462)
1.03.03         Deferred charges                                                    27,415                  24,482



(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19




06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ THOUSANDS)


1 - CODE        2 - DESCRIPTION                                          3 - 9/30/2004            4 - 6/30/2004
2               Total liabilities and shareholders' equity                   16,832,946               16,270,322
2.01            Current liabilities                                           4,728,151                4,774,495
2.01.01         Loans and financing                                           1,836,033                2,219,572
2.01.02         Debentures                                                        7,657                    3,139
2.01.03         Suppliers                                                     1,628,784                1,525,311
2.01.04         Taxes, charges and contributions                                600,473                  363,725
2.01.05         Dividends payable                                               129,944                  195,551
2.01.06         Provisions                                                            0                        0
2.01.07         Payables to related parties                                           0                        0
2.01.08         Other                                                           525,260                  467,197
2.01.08.01      Salaries payable                                                204,409                  195,575
2.01.08.02      Deferred income tax and social contribution                     128,101                   55,193
2.01.08.03      Other payables                                                  192,750                  216,429
2.02            Long-term liabilities                                         5,223,575                5,612,314
2.02.01         Loans and financing                                           3,427,035                3,750,753
2.02.02         Debentures                                                      524,207                  473,337
2.02.03         Provisions                                                            0                        0
2.02.04         Payables to related parties                                           0                        0
2.02.05         Other                                                         1,272,333                1,388,224
2.02.05.01      Provision for contingencies                                     241,665                  242,225
2.02.05.02      Deferred income tax and social contribution                     542,785                  659,681
2.02.05.03      Other payables                                                  224,885                  208,594
2.02.05.04      Benefits to employees                                           262,998                  277,724
2.03            Deferred income                                                       0                        0
2.04            Minority interest                                             1,006,342                  943,672
2.05            Shareholders' equity                                          5,874,878                4,939,841
2.05.01         Paid-up capital                                               3,471,312                3,471,312
2.05.02         Capital reserves                                                376,672                  376,672
2.05.02.01      Investments                                                     342,909                  342,909
2.05.02.02      Special - Law 8200/91                                            21,488                   21,488
2.05.02.03      Other                                                            12,275                   12,275
2.05.03         Revaluation reserves                                                  0                        0
2.05.03.01      Own assets                                                            0                        0
2.05.03.02      Subsidiary/associated companies                                       0                        0
2.05.04         Revenue reserves                                                253,375                  253,375
2.05.04.01      Legal                                                           184,429                  184,429
2.05.04.02      Statutory                                                        68,946                   68,946
2.05.04.03      Contingencies                                                         0                        0
2.05.04.04      Unrealized profits                                                    0                        0
2.05.04.05      Retention of profits                                                  0                        0
2.05.04.06      Special for undistributed dividends                                   0                        0
2.05.04.07      Other                                                                 0                        0
2.05.05         Retained earnings                                             1,773,519                  838,482


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ THOUSANDS)



Code            Description                                       3 - 7/1/2004 to   4 - 1/1/2004   5 - 7/1/2003    6 - 1/1/2003
                                                                  7/1/2004  to      to 9/30/2004   to 9/30/2003    to 9/30/2003
3.01            Gross sales and/or services                          6,284,715      17,564,416      4,131,602      11,613,823
3.02            Deductions                                         (1,053,889)     (2,861,568)      (637,844)     (1,762,937)
3.02.01         Taxes on sales                                       (742,360)     (1,819,216)      (378,670)     (1,058,176)
3.02.02         Freights and discounts                               (311,529)     (1,042,352)      (259,174)       (704,761)
3.03            Net sales and/or services                            5,230,826      14,702,848      3,493,758       9,850,886
3.04            Cost of sales and/or services rendered             (3,353,074)     (9,941,552)    (2,687,894)     (7,429,158)
3.05            Gross profit                                         1,877,752       4,761,296        805,864       2,421,728
3.06            Operating expenses/income                            (400,719)     (1,469,811)      (502,394)     (1,624,036)
3.06.01         Selling                                              (113,066)       (327,736)      (114,757)       (322,364)
3.06.02         General and administrative                           (263,061)       (745,350)      (176,216)       (525,069)
3.06.03         Financial                                              124,446       (258,539)      (240,046)       (490,219)
3.06.03.01      Financial income                                        57,542         167,740         41,291          52,714
3.06.03.02      Financial expenses                                      66,904       (426,279)      (281,337)       (542,933)
3.06.04         Other operating income                                 130,709         144,730              0               0
3.06.05         Other operating expenses                                     0               0          2,495         (1,205)
3.06.06         Equity in the results of subsidiary and
                associated companies                                 (279,747)       (282,916)         26,130       (285,179)
3.07            Operating profit                                     1,477,033       3,291,485        303,470         797,692
3.08            Non-operating results                                 (19,805)        (22,547)        (4,131)        (13,755)
3.08.01         Income                                                       0               0              0               0
3.08.02         Expenses                                              (19,805)        (22,547)        (4,131)        (13,755)
3.09            Income before taxes and participations               1,457,228       3,268,938        299,339         783,937
3.10            Provision for income tax and social
                contribution                                         (310,467)       (643,525)       (58,606)       (192,889)
3.11            Deferred income tax                                     47,032       (115,976)          9,004         217,016
3.12            Statutory participations and contributions             (8,623)        (23,642)        (4,421)        (13,447)
3.12.01         Participations                                         (8,623)        (23,642)        (4,421)        (13,447)
3.12.02         Contributions                                                0               0              0               0
3.13            Reversal of interest on capital                              0               0              0               0
3.14            Minority interest                                    (114,371)       (290,234)       (10,902)       (115,428)
3.15            Net income for the period                            1,070,799       2,195,561        234,414         679,189
                Number of shares (thousands), excluding
                treasury stock                                         295,135         295,135        148,354         148,354
                Net income per share                                   3.62817         7.43918        1.58010         4.57816
                Loss per share


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



08.01 - Comments on the Consolidated Performance


PRODUCTION AND SALES

o During the third quarter of 2004, Gerdau companies produced 3.3 million metric tons of plates, blocks and billets (PBT), 2.0% lower than the volume of the second quarter. Of this amount, operations in Brazil contributed with
   1.9 million metric tons, a volume the same as the previous quarter and 55.5% of total volume. In North America, due to programmed stoppages for maintenance in some units, production was 5.1% lower, reaching 1.4 million metric tons. The companies in Chile and Uruguay produced 114.2 thousand metric tons, an increase of 7.4%.




Production                                           3rd Q.     2nd Q.    Variation   9 months of    9 months of    Variation
(1,000 metric tons)                                   2004       2004                    2004           2003
Crude steel (plates, blocks and billets)
Brazil                                              1,854.4    1,857.0      (0.1%)        5,431.1     5,157.6         5.3%
North America                                       1,372.7    1,447.0      (5.1%)        4,243.3     3,766.4        12.7%
South America                                        114.2      106.4          7.4%         306.6        253.2        21.1%
TOTAL                                              3,341.3    3,410.4        (2.0%)       9,981.0      9,177.2         8.8%

Rolled steel
Brazil                                             1,191.5    1,099.5          8.4%       3,312.3      2,873.0        15.3%
North America                                      1,321.5    1,371.5        (3.6%)       4,007.3      3,534.6        13.4%
South America                                        127.7      115.3         10.7%         349.4        271.3        28.8%
Total                                              2,640.7    2,586.3          2.1%       7,669.0      6,678.9        14.8%


o The rolled steel production reached 2.6 million metric tons, 2.1% higher than the second quarter of 2004. In Brazil, production reached 1.2 million metric tons, an increase of 8.4%, due to the higher demand in the civil construction and siderurgical products sector. The programmed stoppages in North America also caused a decrease in the rolled steel production, which totaled 1.3 million metric tons, a decrease of 3.6% in the quarter. The companies in Chile, Uruguay and Argentina produced 127.7 thousand metric tons in the quarter, 10.7% higher than the second quarter.

o Consolidated sales reached 3.2 million metric tons in the third quarter of 2004, 1.1% higher than the second quarter. Of these sales, operations in Brazil contributed with 1.7 million metric tons (53.0% of the total), North America with 1.4 million metric tons (42.7% of the total) and the companies in Chile, Uruguay and Argentina with 136.7 thousand metric tons (4.3% of the total).


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE



Sales                                3rd Q.        2nd Q.    Variation   9 months of  9 months of    Variation
(1,000 metric tons)                   2004          2004                     2004        2003

Brazil
Domestic market                    1,109.1       1,049.4         5.7%        3,073.0     2,526.5        21.6%
Exports                              571.5         632.2       (9.6%)        1,927.2     2,342.2      (17.7%)
Total                               1,680.6       1,681.6       (0.1%)       5,000.2      4,868.7         2.7%

Foreign
North America                       1,353.3       1,334.1         1.4%       4,076.5      3,845.6         6.0%
South America                         136.7         119.1        14.8%         376.6        307.3        22.5%
TOTAL                               1,490.0       1,453.2         2.5%       4,453.1      4,152.9         7.2%

Total Consolidated                  3,170.6       3,134.8         1.1%       9,453.3      9,021.6         4.8%


o Gerdau Acominas sales for the domestic market increased 5.7% in the third quarter due to the recovery of the civil construction sector and higher demand of industry. Exports totaled 571.5 thousand metric tons in the quarter, 9.6% lower than the second quarter, due to the redirectioning of sales to the domestic market. In the third quarter, exports represented 34.0% of total sales in Brazil and generated revenues of US$ 243.2 million.

o Foreign market sales, together with exports from Brazil, represented 65.0% of the consolidated volume in the third quarter.

Results

o Net consolidated sales reached R$ 5.2 billion in the third quarter of 2004, 1.3% lower than the second quarter, due to the lower revenue obtained with foreign operations caused by the appreciation of the real against the U.S. dollar. Net sales from Brazilian operations totaled R$ 2.8 billion, 9.7% higher than the second quarter. At the same time, North American operations generated revenues of R$ 2.2 billion (-12,4%) and South American operations R$ 193.4 million (+1,9%).

o Foreign companies and Brazilian exports, together, contributed with 62.5% of consolidated net sales in the third quarter.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE



Net sales                           3rd Q.         2nd Q.     Variation    9 months of    9 months of    Variation
(R$ million)                         2004           2004                       2004           2003

Brazil                            2,789.5        2,542.7          9.7%         7,320.2       5,418.8        35.1%
North America                      2,247.9        2,566.5       (12.4%)        6,842.0        4,096.3        67.0%
South America                        193.4          189.8          1.9%          540.6          335.8        61.0%
Total                              5,230.8        5,299.0       (1.3%)%       14,702.8        9,850.9        49.3%


o The better operating margins of Brazilian operations due to higher sales volume in the domestic market where the mix has a higher aggregate value, as well as the adjustments to prices due to increases in the cost of some raw materials, were responsible for the increase in gross margin from 35.2% in the second quarter to 35.9% in the third quarter. Gross profit reached R$ 1.9 billion in the months from July to September, 0.6% higher than April to June of this year.

o Selling, general and administrative expenses (R$ 376.1 million) were 3.9% lower in the third quarter of 2004 in relation to the second quarter, reducing their participation in net sales from 7.4% to 7.2%. This reduction is due to the lower expenses of foreign operations caused by the appreciation of the real against the U.S. dollar.


EBITDA                                             3rd Q.     2nd Q.    Variation  9 months of   9 months of    Variation
(R$ million)                                         2004       2004                      2004          2003

Gross profit                                     1,877.8    1,866.3         0.6%       4,761.3       2,421.7         96.6%
Selling expenses                                  (113.1)    (117.6)       (3.9%)       (327.7)       (322.4)         1.7%
General and administrative expenses               (263.1)    (273.8)       (3.9%)       (745.4)       (525.1)        42.0%
Depreciation and amortization                      163.3      240.6       (32.1%)        575.5         448.4         28.3%
EBITDA                                           1,664.9    1,715.5        (3.0%)      4,263.7       2,022.7        110.8%
Financial expenses, net (excluding exchange
  and monetary variations)                         (34.5)     (89.1)      (61.4%)       (225.1)       (413.4)       (45.5%)
Exchange and monetary variations                   159.0     (140.3)            -        (33.4)        (76.8)       (56.5%)
EBITDA                                           1,789.4    1,486.1        20.4%       4,005.2       1,532.5        161.4%


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE


o With the lower sales revenue from foreign operations caused by the appreciation of the real against the U.S. dollar, EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) were R$ 1.7 billion in the quarter, 3.0% lower than the previous quarter. The margin, even so, was at a level similar to the previous quarter, at 31.8% (32.4% in the second quarter).


EBITDA                                  3rd Q.       2nd Q.    Variation  9 months of    9 months of   Variation
(R$ million)                             2004         2004                    2004           2003
Brazil                                1,095.4      1,028.5        6.5%       2,743.6        1,749.5       56.8%
North America                           508.2        613.5      (17.2%)      1,325.7          168.7      685.8%
South America                            61.3         73.5      (16.6%)        194.4          104.5       86.0%
Total                                 1,664.9      1,715.5       (3.0%)      4,263.7        2,022.7      110.8%


o Net financial expenses for the quarter, excluding monetary and foreign exchange variations, totaled R$ 34.5 million against R$ 89.1 million in the previous quarter. This decrease was due to the reduction in indebtedness and the increase in financial investments, which resulted from the higher generation of cash in the period. Considering foreign exchange (R$ 157.7 million) and monetary variations (R$ 1.2 million), both positive, Gerdau had a net consolidated financial income (financial income less financial expense) of R$ 124.4 million. At September 30, gross debt was R$ 5.8 billion, 10.1% lower than at June 30. Cash and banks and financial investments totaled R$
   1.9 billion at the end of September, 30.7% higher than at the end of June.

o Equity accounting was negative by R$ 279.7 million in the quarter, reflecting the variations of the different currencies in the countries where Gerdau has operations and also the tax incentives and the amortizations of goodwill made in the period.

o In the third quarter, R$ 63.7 million, net of tax effects, were recorded in Other operating income, due to the favorable outcome obtained by the subsidiary Gerdau Acominas in a lawsuit regarding the overpaid PIS amounts, based on Decree Laws 2445/88 and 2449/88.

o The provision for income tax and social contribution, in the third quarter, reflects the new calculations for the use of tax credits arising from tax losses in Gerdau Acominas and Gerdau Ameristeel, realized as a consequence of the current profitability. In Gerdau Acominas, the amount was R$ 137.5 million and, in Gerdau Ameristeel, was R$ 128.6 million.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE


o Netincome reached R$ 1.2 billion in the third quarter, 35.7% higher than the R$ 873.3 million in the second quarter. Of this result, foreign operations contributed with 35.9% and Brazilian operations with the remaining 64.1%. Net margin increased from 16.5%, in the months from April to June, to 22.7%, in the period from July to September 2004.


Net income                            3rd Q.       2nd Q.    Variation    9 months of   9 months of     Variation
(R$ million)                           2004         2004                      2004        2003

Brazil                                 759.7        491.7        54.5%        1,575.0        791.0         99.1%
North America                          380.8        332.0        14.7%          775.4        (57.0)            -
South America                           44.7         49.6        (9.9%)         135.4         60.6        123.4%
Total                                1,185.2        873.3        35.7%        2,485.8        794.6        212.8%


Investments

o In the third quarter, investments in fixed assets totaled US$ 92.6 million. Of this amount, US$ 62.1 million were invested in the Brazilian companies (67.1%) and US$ 30.5 million in foreign companies (32.9%).


Investments                                             3rd Q.                  2nd Q.        9 months of 2004
(US$ million)                                            2004                   2004

Brazil                                                    62.1                    84.8                   198.4
Gerdau Acominas                                           55.5                    83.3                   188.9
Other                                                      6.6                     1.5                     9.5

Foreign                                                   30.5                    16.8                    72.6
North America                                             27.5                    15.0                    65.8
South America                                              3.0                     1.8                     6.8

Total                                                     92.6                   101.6                   271.0


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE


o On November 1, Gerdau Ameristeel concluded the fixed assets and working capital acquisition of four long steel plants, three wire rods processing units and one steel grinding ball producing unit of North Star Steel, announced on September 9. The price was US$ 266 million on demand and the assumption of liabilities was approximately US$ 12 million. The Company must pay an additional amount of approximately US$ 30.0 million in the next 60 days as an adjustment to the acquisition price due to working capital fluctuations on the date of the transaction. The four North Star plants (located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas) have an installed capacity of approximately 2.0 million metric tons of long steel per year, mainly bars and light structural shapes, special quality bars and shapes, rods and wire rods. The four transformation units (located in Beaumont, Texas; Carrollton, Texas; Memphis, Tennessee; and Duluth, Minnesota) have a production capacity of approximately 300 thousand metric tons per year of concrete reinforcing wire netting, wire fences, industrial wire and steel grinding balls.

o On October 28, Gerdau Ameristeel signed a purchase and sale contract for the acquisition of all the assets of Gate City Steel, Inc. and RJ Rebar, Inc., in the United States of America, which are suppliers of cut and folded rods, with and without epoxy covering, in the American Middle West and South regions. Its units are located in Indianapolis and Muncie, Indiana; Sterling and Lemont, Illinois; Birmingham, Alabama; and Hamilton, Ohio. These units, together, have an installed capacity of 160 thousand metric tons, including 30 thousand metric tons of cut and folded rods with epoxy covering.

o On October 18, the resumption of Gerdau's new steel plant installation project in the state of Sao Paulo was announced. With estimated investments of R$ 750 million, separated in two phases, the unit, to be constructed in the municipality of Aracariguama, will have an installed production capacity of 1.3 million metric tons of steel and 1.2 million metric tons of rods for the civil construction sector. In the first phase, with investments of R$ 500 million, the steel mill area capacity will be 900 thousand metric tons of steel and the rolling area capacity will be 600 thousand metric tons. The steel mill area should start to operate in May 2005 and the rolling area in April 2006. The plant production is focused on the domestic market, mainly the states of Sao Paulo and Mato Grosso do Sul, which are currently supplied by Gerdau Cosigua (RJ) and Gerdau Divinopolis (MG). The plant follows the compact market mill concept and will be a worldwide referential siderurgical company. A significant part of the investments (approximately R$ 90 million) will be used for environmental protection, with the installation of a latest generation dust removal system, which eliminates the emission of solid steel mill particles, and with a completely closed water recirculation system, where the industrial waters will be treated within the unit and used again. Also, a Mega Shredder will be installed, which has a processing capacity of about two thousand metric tons of scrap per day, corresponding to three thousand vehicles. Also, the green areas cover 36% of the plant space, which totals 47 hectares.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE


o Besides the new Sao Paulo unit, other investments, which were already announced in the previous quarter, should be highlighted. In the Ouro Branco
   (MG) plant, the liquid steel production capacity will increase from three million metric tons per year to seven million metric tons up to 2008/09, with an intermediate phase of 1.5 million metric tons for 2006/07. In Gerdau Acos Finos Piratini (RS), the rolled steel capacity production will increase from 350 thousand metric tons to 500 thousand metric tons in the next year. In Gerdau Cosigua (RJ), the expansion of the installed capacity of Rolling Mill 3 of profiles to 420 thousand metric tons per year is planned by the end of 2005, an increase of 150 thousand metric tons over the current capacity. In Gerdau Riograndense (RS), improvements in the steel mill processes will permit an additional production of 60 thousand metric tons of steel per year up to 2006. In Gerdau Cearense (CE), the installation of a new reheating furnace and the elimination of bottlenecks, scheduled for 2006, will expand annual production from 100 thousand metric tons to 150 thousand metric tons.

Financial Debt

o At September 30, net debt was R$ 3.8 billion, 22.4% less than that at the end of June and 29.4% less compared to September 30, 2003.

o Of the gross debt (R$ 5.8 billion), 31.8% was short-term (R$ 1.8 billion) and 68.2% long-term (R$ 4.0 billion).

o At September 30, cash and short-term investment balances totaled R$ 1.9 billion, of which, 60.5% (R$ 1.2 billion) indexed to the U.S. dollar.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE



Debt                                                               9.30.2004         6.30.2004            9.30.2003
(R$ million)

Short-term
Local currency                                                         199.1             190.6                 735.7
Foreign currency                                                       738.3           1,127.6               1,576.0
Foreign companies                                                      906.2             904.5                 841.5
Total                                                                1,843.7           2,222.7               3,153.2

Long-term
Local currency                                                         749.4             702.4                 762.9
Foreign currency                                                     1,722.0           1,887.2               1,047.2
Foreign companies                                                    1,479.8           1,634.5               1,980.4
TOTAL                                                                3,951.2           4,224.1               3,790.5

Gross debt                                                           5,794.9           6,446.8               6,943.7
Cash and banks and short-term investments                            1,947.6           1,490.1               1,497.6

Net debt                                                             3,847.3           4,956.7               5,446.1


o On October 13, an Euro commercial paper transaction in the amount of US$ 110 million was concluded, with final maturity on October 12, 2005 and coupon of 3.0% per annum.

o On October 20, Gerdau Ameristeel concluded the public offering process for the placement of 70 million common shares priced at US$ 4.70, or Cdn$ 5.90, per share, totaling US$ 329 million, or Cdn$ 413 million. Half of this lot was subscribed by Gerdau S.A. and the other half was distributed by a syndicate of banks in the Canadian and American capital markets. It should also be noted that Gerdau Ameristeel shares, which were already traded in the Toronto Stock Exchange (Canada), started to be traded in the New York Stock Exchange (NYSE).


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE


o At September 30, the payment schedule of long-term debt, including debentures, was as follows:


                                   Year                                            R$ million


                                   2005                                               136.4
                                   2006                                               467.4
                                   2007                                               688.6
                                   2008                                               536.9
                              2009 and after                                         2,121.9
                                   Total                                             3,951.2


o At the end of September, the main indices related to the debt were the following:


           Indices                                                         9.30.2004          6.30.2004         9.30.2003

           Net debt / Total net capitalization                                 35.9%              45.7%             52.4%
           EBITDA(1) / Net financial expenses(1)                                   14.3x               8.4x              5.6x
           (excluding monetary and exchange variations)
           Gross debt / EBITDA(1)                                                 1.2x               1.6x              2.6x
           Net debt / EBITDA(1)                                                   0.8x               1.3x              2.1x

-----------------
1 - Accumulated in the last 12 months


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES


1 -    2 - COMPANY NAME            3 - CNPJ        4 - CLASSIFICATION      5 - % OF INVESTEES     6 - % OF SHARE
ITEM                                                                     CAPITAL                HOLDERS' EQUITY OF
                                                                                                INVESTOR

7 - TYPE OF COMPANY                8 - NUMBER OF SHARES FOR THE QUARTER    9 - NUMBER  OF SHARES IN THE PRIOR QUARTER
                                   (THOUSANDS)                             (THOUSANDS)

01 Gerdau Intern. Empreend. Ltda.  87.040.598/0001-Non-public Subsidiary                     94.07            35.50
Commercial, industrial and other                                2,035,642                                 2,044,695

02  Gerdau Acominas S.A.           17.227.422/0001-Non-public Subsidiary                     92.15           67.77
Commercial, industrial and other                                  146,191                                   146,191


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



10.01 - Characteristics of Public or Private Issue of Debentures


1 - ITEM                                                               01

2 - ORDER NUMBER                                                       03

3 - CVM REGISTRATION NUMBER                                    DCA-82/018

4 - CVM REGISTRATION DATE                                       7/29/1982

5 - ISSUED SERIES                                                       A

6 - TYPE OF ISSUANCE                                               SIMPLE

7 - NATURE OF ISSUANCE                                             PUBLIC

8 - DATE OF ISSUANCE                                             6/1/1982

9 - MATURITY DATE                                                6/1/2011

10 - TYPE OF DEBENTURE                                 WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                              CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                         177.05

14 - ISSUED AMOUNT (thousands of reais)                            12,748

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                            72,000

16 - OUTSTANDING DEBENTURES (UNIT)                                 39,339

17 - TREASURY DEBENTURES (UNIT)                                    32,661

18 - REDEEMED DEBENTURES (UNIT)                                         0

19 - CONVERTED DEBENTURES (UNIT)                                        0

20 - DEBENTURES TO BE PLACED (UNIT)                                     0

21 - DATE OF THE LAST RENEGOTIATION                             9/19/2002


                                       62



(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



22 - DATE OF THE NEXT EVENT                                      6/1/2011


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



10.01 - Characteristics of Public or Private Issue of Debentures


1 - ITEM                                                               02

2 - ORDER NUMBER                                                       03

3 - CVM REGISTRATION NUMBER                                    DCA-82/019

4 - CVM REGISTRATION DATE                                       8/11/1982

5 - ISSUED SERIES                                                       B

6 - TYPE OF ISSUANCE                                               SIMPLE

7 - NATURE OF ISSUANCE                                             PUBLIC

8 - DATE OF ISSUANCE                                             6/1/1982

9 - MATURITY DATE                                                6/1/2011

10 - TYPE OF DEBENTURE                                 WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                              CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                         177.05

14 - ISSUED AMOUNT (thousands of reais)                            12,748

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                            72,000

16 - OUTSTANDING DEBENTURES (UNIT)                                 12,334

17 - TREASURY DEBENTURES (UNIT)                                    59,666

18 - REDEEMED DEBENTURES (UNIT)                                         0

19 - CONVERTED DEBENTURES (UNIT)                                        0

20 - DEBENTURES TO BE PLACED (UNIT)                                     0

21 - DATE OF THE LAST RENEGOTIATION                             9/19/2002


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


22 - DATE OF THE NEXT EVENT                                      6/1/2011


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM                                                               03

2 - ORDER NUMBER                                                       07

3 - CVM REGISTRATION NUMBER                                    DCA-82/024

4 - CVM REGISTRATION DATE                                       2/28/1982

5 - ISSUED SERIES                                                       1

6 - TYPE OF ISSUANCE                                               SIMPLE

7 - NATURE OF ISSUANCE                                             PUBLIC

8 - DATE OF ISSUANCE                                             7/1/1982

9 - MATURITY DATE                                                7/1/2012

10 - TYPE OF DEBENTURE                                 WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                              CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                         177.05

14 - ISSUED AMOUNT (thousands of reais)                            12,110

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                            68,400

16 - OUTSTANDING DEBENTURES (UNIT)                                 12,978

17 - TREASURY DEBENTURES (UNIT)                                    55,422

18 - REDEEMED DEBENTURES (UNIT)                                         0

19 - CONVERTED DEBENTURES (UNIT)                                        0

20 - DEBENTURES TO BE PLACED (UNIT)                                     0

21 - DATE OF THE LAST RENEGOTIATION                             9/19/2002


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



22 - DATE OF THE NEXT EVENT                                      7/1/2012

10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM                                                               04

2 - ORDER NUMBER                                                       08

3 - CVM REGISTRATION NUMBER                                    DCA-82/004

4 - CVM REGISTRATION DATE                                      12/23/1982

5 - ISSUED SERIES                                                       1

6 - TYPE OF ISSUANCE                                               SIMPLE

7 - NATURE OF ISSUANCE                                             PUBLIC

8 - DATE OF ISSUANCE                                            11/1/1982

9 - MATURITY DATE                                                5/2/2013

10 - TYPE OF DEBENTURE                                 WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                              CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                         177.05

14 - ISSUED AMOUNT (thousands of reais)                            31,863

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                           179,964

16 - OUTSTANDING DEBENTURES (UNIT)                                134,280

17 - TREASURY DEBENTURES (UNIT)                                    45,684

18 - REDEEMED DEBENTURES (UNIT)                                         0

19 - CONVERTED DEBENTURES (UNIT)                                        0

20 - DEBENTURES TO BE PLACED (UNIT)                                     0


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19



21 - DATE OF THE LAST RENEGOTIATION                             9/19/2002

22 - DATE OF THE NEXT EVENT                                      5/2/2013


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM                                                               05

2 - ORDER NUMBER                                                       09

3 - CVM REGISTRATION NUMBER                                    DCA-83/044

4 - CVM REGISTRATION DATE                                        8/8/1983

5 - ISSUED SERIES                                                       1

6 - TYPE OF ISSUANCE                                               SIMPLE

7 - NATURE OF ISSUANCE                                             PUBLIC

8 - DATE OF ISSUANCE                                             5/1/1983

9 - MATURITY DATE                                                9/1/2014

10 - TYPE OF DEBENTURE                                 WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                              CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                         177.05

14 - ISSUED AMOUNT (thousands of reais)                            22,245

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                           125,640

16 - OUTSTANDING DEBENTURES (UNIT)                                  1,956

17 - TREASURY DEBENTURES (UNIT)                                   123,684

18 - REDEEMED DEBENTURES (UNIT)                                         0

19 - CONVERTED DEBENTURES (UNIT)                                        0

20 - DEBENTURES TO BE PLACED (UNIT)                                     0

21 - DATE OF THE LAST RENEGOTIATION                             9/19/2002


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


22 - DATE OF THE NEXT EVENT                                      9/1/2014


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


10.01 - Characteristics of Public or Private Issue of Debentures


1 - ITEM                                                              06

2 - ORDER NUMBER                                                      11

3 - CVM REGISTRATION NUMBER                                    DEB-90/041

4 - CVM REGISTRATION DATE                                        9/3/1990

5 - ISSUED SERIES                                                       A

6 - TYPE OF ISSUANCE                                               SIMPLE

7 - NATURE OF ISSUANCE                                             PUBLIC

8 - DATE OF ISSUANCE                                             6/1/1990

9 - MATURITY DATE                                                6/1/2020

10 - TYPE OF DEBENTURE                                 WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                              CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                         668.11

14 - ISSUED AMOUNT (thousands of reais)                            50,108

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                            75,000

16 - OUTSTANDING DEBENTURES (UNIT)                                 12,269

17 - TREASURY DEBENTURES (UNIT)                                    62,731

18 - REDEEMED DEBENTURES (UNIT)                                         0

19 - CONVERTED DEBENTURES (UNIT)                                        0

20 - DEBENTURES TO BE PLACED (UNIT)                                     0

21 - DATE OF THE LAST RENEGOTIATION                             9/19/2002

22 - DATE OF THE NEXT EVENT                                      6/1/2020


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


10.01 - Characteristics of Public or Private Issue of Debentures


1 - ITEM                                                               07

2 - ORDER NUMBER                                                       11

3 - CVM REGISTRATION NUMBER                                    DEB-91/004

4 - CVM REGISTRATION DATE                                        1/8/1991

5 - ISSUED SERIES                                                       B

6 - TYPE OF ISSUANCE                                               SIMPLE

7 - NATURE OF ISSUANCE                                             PUBLIC

8 - DATE OF ISSUANCE                                             6/1/1990

9 - MATURITY DATE                                                6/1/2020

10 - TYPE OF DEBENTURE                                 WITHOUT PREFERENCE

11 - CONDITION OF REMUNERATION IN EFFECT                              CDI

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                         668.11

14 - ISSUED AMOUNT (thousands of reais)                            50,108

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                            75,000

16 - OUTSTANDING DEBENTURES (UNIT)                                  4,324

17 - TREASURY DEBENTURES (UNIT)                                    70,676

18 - REDEEMED DEBENTURES (UNIT)                                         0

19 - CONVERTED DEBENTURES (UNIT)                                        0

20 - DEBENTURES TO BE PLACED (UNIT)                                     0

21 - DATE OF THE LAST RENEGOTIATION                             9/19/2002

22 - DATE OF THE NEXT EVENT                                      6/1/2020


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


10.01 - Characteristics of Public or Private Issue of Debentures


1 - ITEM                                                               08

2 - ORDER NUMBER                                                       13

3 - CVM REGISTRATION NUMBER                                  DEB/2002/016

4 - CVM REGISTRATION DATE                                       5/27/2002

5 - ISSUED SERIES                                                       1

6 - TYPE OF ISSUANCE                                               SIMPLE

7 - NATURE OF ISSUANCE                                             PUBLIC

8 - DATE OF ISSUANCE                                            11/1/2001

9 - MATURITY DATE                                               11/1/2008

10 - TYPE OF DEBENTURE                                       SUBORDINATED

11 - CONDITION OF REMUNERATION IN EFFECT

12 - PREMIUM/DISCOUNT

13 - NOMINAL VALUE (reais)                                      10,000.00

14 - ISSUED AMOUNT (thousands of reais)                           300,000

15 - NUMBER OF ISSUED DEBENTURES (UNIT)                            30,000

16 - OUTSTANDING DEBENTURES (UNIT)                                      0

17 - TREASURY DEBENTURES (UNIT)                                    30,000

18 - REDEEMED DEBENTURES (UNIT)                                         0

19 - CONVERTED DEBENTURES (UNIT)                                        0

20 - DEBENTURES TO BE PLACED (UNIT)                                     0

21 - DATE OF THE LAST RENEGOTIATION                             11/1/2003

22 - DATE OF THE NEXT EVENT                                     11/1/2008


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

                         Corporate Governance - Level 1

In compliance with for Regulation for Differentiated Practices for Corporate Governance (Level 1), we present below tables showing the shareholdings of all those who hold more than 5% of voting capital directly or indirectly, down to the level of individual holdings.


                                                                                                   POSITION AS OF 9/30/2004
GERDAU S.A.  - CNPJ 33.611.500/0001-19
- CAPITAL: R$ 3,471,312,349.01
OWNERSHIP
                                                           NUMBER OF SHARES
SHAREHOLDER'S NAME                                COMMON                    PREFERRED                TOTAL
                                        NUMBER OF SHARES     %     NUMBER OF SHARES     %       NUMBER OF SHARES       %
METALURGICA GERDAU S/A                        85,839,208     83.39       45,011,704      23.23        130,850,912        44.10
STA.FELICIDADE COM. EXP.DE PRODs. SID.
LTDA                                           2,436,196      2.37        9,827,236       5.07         12,263,432         4.13
OTHER CONTROLLING SHAREHOLDERS                 3,389,194      3.29          265,155       0.14          3,654,349         1.23
                                               ---------      ----          -------       ----          ---------         ----
SUBTOTAL                                      91,664,598     89.05       55,104,095      28.44        146,768,693        49.47
OTHER                                         11,271,850     10.95      137,094,279      70.75        148,366,129        50.00
TREASURY SHARES                                        -         -        1,573,200       0.81          1,573,200         0.53
                                               ---------      ----          -------       ----          ---------         ----
TOTAL                                        102,936,448    100.00      193,771,574     100.00        296,708,022       100.00

METALURGICA GERDAU S/A  -  CNPJ n(degree) 92.690.783/0001-09
- CAPITAL:  R$ 1.664.000.000,00
OWNERSHIP
                                                           NUMBER OF SHARES                     NUMBER OF SHARES
  SHAREHOLDER'S NAME                              COMMON                     COMMON                  TOTAL
                                        NUMBER OF SHARES         % NUMBER OF SHARES          %   NUMBER OF SHARES            %
INDAC - IND.ADM.E COM.S/A                      8,131,102     29.33                -          -          8,131,102         9.78
GRUPO GERDAU EMPREEND.LTDA                     7,089,334     25.57            3,340       0.01          7,092,674         8.53
GERSUL EMPREEND.IMOBS.LTDA                     3,860,486     13.93                -          -          3,860,486         4.64
OTHER CONTROLLING SHAREHOLDERS                    20,972      0.08          227,658       0.41            248,630         0.30
SUBTOTAL                                      19,101,894     68.90          230,998       0.42         19,332,892        23.25
OTHER                                          8,621,036     31.10       54,532,862      98.35         63,153,898        75.93
TREASURY SHARES                                        -         -          682,000       1.23            682,000         0.82
                                               ---------      ----          -------       ----          ---------         ----
TOTAL                                         27,722,930    100.00       55,445,860     100.00         83,168,790       100.00

SANTA FELICIDADE COM., IMP. E EXP. DE PRODUTOS SIDERURGICOS LTDA  -  CNPJ 78.566.288/0001-53
- CAPITAL:  R$ 108,000,000.00
OWNERSHIP
                                                                                                            TOTAL
  QUOTAHOLDER'S NAME                                                                             NUMBER OF QUOTAS            %
METALURGICA GERDAU S/A                                                                                107,999,850       100.00
GRUPO GERDAU EMPREENDIMENTOS LTDA                                                                             150         0,00
                                                                                                              ---         ----
SUBTOTAL                                                                                              108,000,000       100.00
OTHER                                                                                                           -         0,00
TOTAL                                                                                                 108,000,000       100.00


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A  -  CNPJ 92.690.817/0001-57
- CAPITAL:  R$ 225,411,900.81
OWNERSHIP

                                                                NUMBER OF SHARES
  SHAREHOLDER'S NAME                                    COMMON                  PREFERRED               TOTAL
                                                   NUMBER OF
                                                    SHARES         %    NUMBER OF SHARES     %    NUMBER OF SHARES      %
CINDAC - EMPREEND.E PART.S/A                        468,383,161  100.00       936,766,147  100.00     1,405,149,308    100.00
OTHER                                                         -       -               175    0.00               175      0.00
TOTAL                                               468,383,161  100.00       936,766,322  100.00     1,405,149,483    100.00

GRUPO GERDAU EMPREENDIMENTOS LTDA  - CNPJ 87.153.730/0001-00
- CAPITAL:  R$ 115,143,000.00
OWNERSHIP
                                                                                                        TOTAL
  QUOTAHOLDER'S NAME                                                                               NUMBER OF QUOTAS         %
GERSUL EMPREENDIMENTOS IMOBILIARIOS LTDA                                                                101,125,328     87.83
OTHER                                                                                                    14,017,672     12.17
TOTAL                                                                                                   115,143,000    100.00

GERSUL EMPREENDIMENTOS IMOBILIARIOS LTDA  -  CNPJ 89.558.555/0001-67
- CAPITAL:  R$ 220,827,384.00
OWNERSHIP
                                                                                                              TOTAL
  QUOTAHOLDER'S NAME                                                                               NUMBER OF QUOTAS         %
INDAC-ADMINISTRACAO, INDUSTRIA E COMERCIO S/A                                                           163,068,976     73.84
ACOTER PARTICIPACOES LTDA                                                                                35,853,183     16.25
SUBTOTAL                                                                                                198,922,159     90.08
OTHER                                                                                                    21,905,225      9.92
TOTAL                                                                                                   220,827,384    100.00

ACOTER PARTICIPACOES LTDA  -  CNPJ 02.290.525/0001-34
- CAPITAL:  R$ 32,529,000.00
OWNERSHIP
                                                                                                        TOTAL
  QUOTAHOLDER'S NAME                                                                               NUMBER OF QUOTAS         %
INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A                                                          32,528,996    100.00
OTHER                                                                                                             4      0.00
TOTAL                                                                                                    32,529,000    100.00


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

CINDAC - EMPREENDIMENTOS E PARTICIPACOES S/A  -  CNPJ 89.550.883/0001-17
- CAPITAL:  R$ 202,153,942.56
OWNERHSIP


                                                               NUMBER OF SHARES
  SHAREHOLDER'S NAME                                    COMMON                   PREFERRED              TOTAL
                                               NUMBER OF SHARES         % NUMBER OF SHARES      %   NUMBER OF SHARES          %
STICHTING GERDAU JOHANNPETER                        202,154,204    100.00                -               202,154,204     100.00
TOTAL                                               202,154,204    100.00                -               202,154,204     100.00

STICHTING GERDAU JOHANNPETER
Nationality - Dutch
     NAME OF MANAGERS AND BENEFICIARIES                      PARTICIPATION                                  %
GERMANO HUGO GERDAU JOHANNPETER                         Manager and Beneficiary                                25.00
KLAUS GERDAU JOHANNPETER                                Manager and Beneficiary                                25.00
JORGE GERDAU JOHANNPETER                                Manager and Beneficiary                                25.00
FREDERICO CARLOS GERDAU JOHANNPETER                     Manager and Beneficiary                                25.00
                                                                                                              100.00

In compliance with the Regulation for Differentiated Practices for Corporate Governance (Level 1), we present below tables showing the number and characteristics of shares issued by the Company and which are held, directly or indirectly, by the Controlling Shareholder, Management, Fiscal Council Members, and the Board of Directors.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


                                                                                                  POSTION AS OF 9/30/2004
GERDAU S.A.  - CNPJ 33.611.500/0001-19
- Capital: R$ 3,471,312,349.01
ONWNERSHIP

           Shareholder                        Common         %         Preferred         %                Total             %
Controlling shareholder                   91,664,598     89.05        55,104,095     28.44          146,768,693         49.47

Administrators
Board of Directors                                 -         -             3,624      0.00                3,624          0.00
Executive Directors                              888      0.00            64,102      0.03               64,990          0.02

Fiscal Council                                     -         -            22,792      0.01               22,792          0.01

Treasury shares                                    -         -         1,573,200      0.81            1,573,200          0.53

Other shareholders                        11,270,962     10.95       137,003,761     70.70          148,274,723         49.97

Total                                    102,936,448    100.00       193,771,574    100.00          296,708,022        100.00

Outstanding shares in the market          11,271,850     10.95       137,094,279     70.75          148,366,129         50.00


                                                                                                 POSITION AS OF 9/30/2003
GERDAU S.A.  - CNPJ 33.611.500/0001-19
- Capital: R$ 1,735,656,174.86
OWNERSHIP

           Shareholder                        Common         %         Preferred         %                Total             %
Controlling shareholder                   46,124,470     89.62        27,574,537     28.46           73,699,007         49.68

Administrators
Board of Directors                                 -         -             1,812      0.00                1,812          0.00
Executive Directors                              545      0.00            24,644      0.03               25,189          0.02

Fiscal Council                                     -         -            11,396      0.01               11,396          0.01

Treasury shares                                    -         -                 -         -                    -             -

Other shareholders                         5,343,209     10.38        69,273,398     71.50           74,616,607         50.30

Total                                     51,468,224    100.00        96,885,787    100.00          148,354,011        100.00

Outstanding shares in the market           5,343,754     10.38        69,311,250     71.54           74,655,004         50.32


In compliance with the Regulation for Differentiated Practices for Corporate Governance (Level 1), we present below tables showing the number of outstanding shares in the market and their percentage in relation to total shares issued.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


                                                                                                     POSITION AS OF 9/30/2004
GERDAU S.A.  - CNPJ 33.611.500/0001-19
- Capital: R$ 3,471,312,349.01
OWNERSHIP
                                                                                 NUMBER OF SHARES
SHAREHOLDER'S NAME                                          COMMON                 PREFERRED                   TOTAL
                                                       NUMBER OF                 NUMBER OF                NUMBER OF
                                                          SHARES          %         SHARES        %          SHARES           %

METALURGICA GERDAU S/A                                85,839,208      83.39     45,011,704    23.23     130,850,912       44.10
STA.FELICIDADE COM. EXP.DE PRODs. SID. LTDA            2,436,196       2.37      9,827,236     5.07      12,263,432        4.13
OTHER CONTROLLING SHAREHOLDERS                         3,389,194       3.29        265,155     0.14       3,654,349        1.23
SUBTOTAL                                              91,664,598      89.05     55,104,095    28.44     146,768,693       49.47
OTHER                                                 11,271,850      10.95    137,094,279    70.75     148,366,129       50.00
TREASURY SHARES                                                -          -      1,573,200     0.81       1,573,200        0.53
TOTAL                                                102,936,448     100.00    193,771,574   100.00     296,708,022      100.00


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


                              Gerdau Acominas S.A.

In the third quarter, sales of Gerdau Acominas reached R$ 3.6 billion, 8.6% higher than the second quarter. Net sales reached R$ 2.8 billion, an increase of 7.1%. From January to September, sales reached R$ 9.5 billion and net revenue R$
7.3 billion, 42.2% and 36.4%, respectively, more than the pro forma for the first nine months of 2003.

Gross margin was 45.3% in the third quarter, compared to 43.5% in the second quarter. The margin was better due to higher sales volume in the domestic market, where the mix is better. In the first nine months of 2004, gross margin reached 42.5% compared to 38.5% in the same period of 2003, considering the pro forma statements.

EBITDA (generation of operating cash) reached R$ 1.1 billion in the third quarter, 5.7% higher than April to June of 2004. EBITDA margin was 39.1% in the third quarter compared to 39.6% in the second quarter. In the accumulated up to September, EBITDA amounted to R$ 2.7 billion, with a margin of 37.0%.

In the quarter, R$ 102.4 million were recorded in Other operating income, due to the favorable outcome obtained in a lawsuit regarding overpaid PIS amounts, based on Decree Laws 2445/88 and 2449/88.

The provision for income tax and social contribution in the third quarter was affected by the recognition of tax credits arising from tax losses amounting to R$ 68.7 million, based on expectation of the maintenance of future profitability.

From July to September, net income was R$ 1.0 billion (R$ 6.42 per share), 93.3% more than in the second quarter. During the first nine months of this year, net income reached R$ 1.9 billion, 79.0% more than the pro forma for the same period of 2003.

Based on the results for the quarter, on November 17 interest on capital and dividends for third quarter amounting to R$ 319.8 million will be paid. Interest on capital will be paid on the number of shares held on August 13 and the amount corresponds to R$ 0.936 per share. Dividends of R$ 1.08 per share will be paid on the number of shares held on November 3.

On September 30 the net equity was R$ 4.6 billion, equivalent to a book value of R$ 28.83 per share.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


GERDAU ACOMINAS S.A. - Unconsolidated
BALANCE SHEET

Corporate Legislation - R$ thousand                                   Sep. 2004          Jun. 2004
CURRENT ASSETS                                                        9,089,089          8,550,934
Current assets                                                        3,988,812          3,416,137
Cash and banks                                                           44,255             64,996
Trade accounts receivable                                             1,370,008          1,224,753
Tax credits                                                             107,056            118,659
Marketable securities                                                   458,533            391,238
Inventories                                                           1,520,186          1,358,034
Finished products                                                       461,403            384,378
Work in process                                                         285,660            260,070
Raw materials                                                           375,243            335,902
Warehouse materials                                                     344,141            333,454
Advances to suppliers                                                    53,739             44,230
Other                                                                   488,774            258,457
Deferred income tax and social contribution                             327,182             96,406
Other accounts receivable                                               161,592            162,051
Long-term receivables                                                   356,168            444,855
Receivables from related parties                                        102,911             35,026
Other                                                                   253,257            409,829
Deferred income tax and social contribution                             170,744            335,689
Judicial deposits and other                                              82,513             74,140
Permanent assets                                                      4,744,109          4,689,942
Investments                                                             197,310            194,348
In subsidiaries                                                         183,470            180,719
Other                                                                    13,840             13,629
Fixed assets                                                          4,528,749          4,480,304
Land, buildings and structures                                        2,369,484          2,363,564
Machinery, equipment and installations                                4,459,972          4,426,714
Furniture and fixtures                                                   88,932             90,073
Vehicles                                                                 21,954             22,611
Electronic data equipment                                               226,827            215,924
Construction in progress                                                527,237            426,889
Forestation/reforestation                                               115,629            108,211
Accumulated depreciation                                            (3,281,286)        (3,173,682)
Deferred charges                                                         18,050             15,290
===================================================================================================

Corporate legislation - R$ thousand                                   Sep. 2004          Jun. 2004
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            9,089,089          8,550,934
Current liabilities                                                   2,348,315          2,574,743


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

16.01 OTHER INFORMATION THE C0MPANY CONSIDERS RELEVANT


Loans and financing                                                     917,464          1,293,343
Suppliers                                                               685,910            646,306
Taxes, charges and contributions                                        387,269            256,165
Dividends/interest on capital payable                                   126,577            198,366
Payables to related parties                                                   -                  -
Other                                                                   231,095            180,563
Salaries payable                                                         70,591             76,549
Deferred income tax and social contribution                              96,613             20,697
Other payables                                                           63,891             83,317
Long-term liabilities                                                 2,167,508          2,337,333
Loans and financing                                                   2,071,427          2,241,561
Local financing                                                         391,973            395,766
Foreign financing                                                     1,679,454          1,845,795
Other                                                                    96,081             95,772
Provision for contingencies                                              52,464             52,822
Benefits to employees                                                     6,418              6,418
Other payables                                                           37,199             36,532
Shareholders' equity                                                  4,573,266          3,638,858
Paid-up capital                                                       2,340,576          2,340,576
Capital reserves                                                        244,117            180,014
Investments subsidies                                                   217,920            153,817
Other                                                                    26,197             26,197
Revenue reserves                                                        590,982            590,982
Legal                                                                    60,222             60,222
Statutory                                                               530,760            530,760
Retained earnings                                                     1,397,591            527,286
===================================================================================================


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


GERDAU ACOMINAS S.A. - Unconsolidated
STATEMENT OF INCOME


Corporate legislation - R$ thousand                            3Q2004       2Q2004        3Q2003       9M2004       9M2003
                                                                                       Pro forma                 Pro forma
GROSS SALES                                                 3,618,795    3,332,413     2,391,562    9,525,228    6,696,676
Deductions                                                  (845,393)    (741,847)     (465,980)  (2,176,051)  (1,307,889)
Taxes on sales                                              (700,823)    (579,635)     (350,082)  (1,706,953)    (988,782)
Freight and discounts                                       (144,570)    (162,212)     (115,898)    (469,098)    (319,107)
Net sales                                                   2,773,402    2,590,566     1,925,582    7,349,177    5,388,787
Cost of sales                                             (1,517,545)  (1,463,269)   (1,213,759)  (4,223,585)  (3,313,954)
Gross profit                                                1,255,857    1,127,297       711,823    3,125,592    2,074,833
Net operating income (expenses)                                 6,861    (417,384)     (361,351)    (718,229)    (964,330)
Selling expenses                                            (100,385)     (96,580)      (88,209)    (283,997)    (239,509)
General and administrative expenses                         (172,245)    (165,184)     (118,681)    (476,832)    (341,618)
Financial income                                               10,945       40,989        28,591       69,492      (8,587)
Financial expenses                                            154,287    (202,893)     (187,613)    (159,421)    (374,574)
Other operating income (expenses), net                        114,800        5,689         4,791      132,851        1,153
Equity in the results                                           (541)          595         (230)        (322)      (1,195)
Operating profit                                            1,262,718      709,913       350,472    2,407,363    1,110,503
Non-operating income (expenses), net                            (427)      (7,998)       (7,278)     (13,651)     (13,456)
Income before taxes and participations                      1,262,291      701,915       343,194    2,393,712    1,097,047
Provision for income tax and social contribution            (225,104)    (142,820)      (77,575)    (449,519)    (253,136)
Deferred income tax                                          (10,084)     (25,133)      (12,375)     (62,732)      206,913
Statutory participations and contributions                    (8,298)      (6,909)       (4,138)     (22,749)     (12,596)
Net income for the period                                   1,018,805      527,053       249,106    1,858,712    1,038,228
---------------------------------------------------------------------------------------------------------------------------

Net income per share - R$                                        6.42         3.32          1.57        11.72         6.54
Book value per share - R$                                       28.83        22.94             -        28.83            -
Number of outstanding shares (thousands)                      158,652      158,652       158,652      158,652      158,652
===========================================================================================================================


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

GERDAU ACOMINAS S.A. - Consolidated
BALANCE SHEET


Corporate legislation - R$ thousand                                 Sep. 2004        Jun. 2004
TOTAL ASSETS                                                        9,113,184        8,580,783
Current assets                                                      4,028,078        3,457,647
Cash and banks                                                         44,348           65,608
Trade accounts receivable                                           1,200,101        1,191,171
Tax credits                                                           112,776          123,217
Marketable securities                                                 640,989          442,837
Inventories                                                         1,536,033        1,371,731
Finished products                                                     469,038          390,582
Work in process                                                       285,660          260,070
Raw materials                                                         379,058          339,356
Warehouse materials                                                   348,098          337,019
Advances to suppliers                                                  54,179           44,704
Other                                                                 493,831          263,083
Deferred income tax and social contribution                           327,182           96,405
Other accounts receivable                                             166,649          166,678
Long-term receivables                                                 380,773          461,499
Receivables from related parties                                      114,382           37,132
Other                                                                 266,391          424,367
Deferred income tax and social contribution                           173,238          339,607
Judicial deposits and other                                            93,153           84,760
Permanent assets                                                    4,704,333        4,661,637
Investments                                                            45,917           55,140
Fixed assets                                                        4,636,170        4,588,160
Land, buildings and structures                                      2,395,215        2,387,829
Machinery, equipment and installations                              4,534,031        4,496,265
Furniture and fixtures                                                 90,510           91,279
Vehicles                                                               22,583           23,208
Electronic data equipment                                             230,774          219,146
Construction in progress                                              529,430          434,651
Forestation/reforestation                                             148,869          141,451
Accumulated depreciation                                          (3,315,242)      (3,205,669)
Deferred charges                                                       22,246           18,337
===============================================================================================

Corporate legislation - R$ thousand                                 Sep. 2004        Jun. 2004
TOTAL LIABILITIES                                                   9,113,184        8,580,783
Current liabilities                                                 2,363,753        2,594,952
Loans and financing                                                   924,832        1,305,994
Suppliers                                                             688,215          649,229


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


Taxes, charges and contributions                                      390,579          258,085
Dividends/interest on capital payable                                 126,577          198,366
Payables to related parties                                                 -                -
Other                                                                 233,550          183,278
Salaries payable                                                       72,511           78,513
Deferred income tax and social contribution                            96,613           20,697
Other payables                                                         64,426           84,068
Long-term liabilities                                               2,176,165        2,346,973
Loans and financing                                                 2,079,986        2,251,099
Other                                                                  96,179           95,874
Provision for contingencies                                            52,568           52,930
Benefits to employees                                                   6,418            6,418
Other payables                                                         37,193           36,526
Minority interest                                                           -                -
Shareholders' equity                                                4,573,266        3,638,858
Paid-up capital                                                     2,340,576        2,340,576
Capital reserves                                                      244,117          180,014
Investments subsidies                                                 217,920          153,817
Other                                                                  26,197           26,197
Revenue reserves                                                      590,982          590,982
Legal                                                                  60,222           60,222
Statutory                                                             530,760          530,760
Retained earnings                                                   1,397,591          527,286
===============================================================================================


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORAMTION THE COMPANY CONSIDERS RELEVANT

GERDAU ACOMINAS S.A. - Consolidated
STATEMENT OF INCOME


Corporate legislation - R$ thousand                             3Q2004         2Q2004        3Q2003        9M2004        9M2003
                                                                                          Pro forma                   Pro forma
GROSS SALES                                                  3,661,083      3,353,949     2,399,247     9,611,734     6,719,172
Gross sales deductions                                       (847,795)      (743,421)     (466,527)   (2,180,865)   (1,309,432)
Taxes on sales                                               (702,777)      (581,008)     (350,439)   (1,710,913)     (989,828)
Freight and discounts                                        (145,018)      (162,413)     (116,088)     (469,952)     (319,604)
Net sales                                                    2,813,288      2,610,528     1,932,720     7,430,869     5,409,740
Cost of sales                                              (1,544,621)    (1,480,408)   (1,221,175)   (4,287,183)   (3,335,688)
Gross profit                                                 1,268,667      1,130,120       711,545     3,143,686     2,074,052
Net operating expenses                                         (1,806)      (420,213)     (361,340)     (732,241)     (964,184)
Selling expenses                                             (101,448)       (96,994)      (88,236)     (286,262)     (239,675)
General and administrative                                   (173,163)      (169,282)     (118,881)     (483,020)     (343,110)
Financial income                                                12,444         40,098        30,189        69,959           524
Financial expenses                                             153,301      (199,938)     (189,321)     (157,682)     (381,851)
Other operating income (expenses)                              115,419          6,166         4,802       133,990         1,179
Equity in the results                                          (8,359)          (263)           107       (9,226)       (1,251)
Operating profit                                             1,266,861        709,907       350,205     2,411,445     1,109,868
Non-operating income (expenses)                                  (465)        (7,992)       (7,278)      (13,753)      (13,466)
Income before taxes and participations                       1,266,396        701,915       342,927     2,397,692     1,096,402
Provision for income tax and social contribution             (227,785)      (143,252)      (77,575)     (453,044)     (253,136)
Deferred income tax                                           (11,509)       (24,701)      (12,108)      (63,188)       207,558
Statutory participations and contributions                     (8,298)        (6,909)       (4,138)      (22,749)      (12,596)
Net income for the period                                    1,018,804        527,053       249,106     1,858,711     1,038,228
--------------------------------------------------------------------------------------------------------------------------------

Majority interest                                            1,018,804        527,053       249,106     1,858,711     1,038,228
Minority interest                                                    -              -             -             -             -
================================================================================================================================


                       NOTES TO THE QUARTERLY INFORMATION

NOTE 1 -   OPERATIONS

Gerdau Acominas S.A. is a company of the Gerdau Group dedicated mainly to the production of common and special steel rods and the selling of steel products in general (flat and rods), through plants located in Brazil, Uruguay, Chile, Canada, Argentina and the United States of America.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


The Gerdau Group has an installed capacity of 14.7 million metric tons of coarse steel per year, producing steel in electrical furnaces from scrap and pig iron acquired for the most part in the region near each plant (mini-mill concept), as well as produces steel from iron ore (through blast furnaces and direct reduction), and there is a unit used exclusively to produce special steel. It is the largest scrap recycling company in Latin America and is among the largest recycling companies in the world.

The industrial sector is the Company's most important market, where manufacturers of consumer goods, such as vehicles and household and commercial appliances, basically use profiled steel in the various specifications available. The next most important market is civil construction, which demands a high volume of rods and grids for concrete. There are also numerous customers for nails, staples and wires, much used in agribusiness.


NOTE 2 -   PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared in accordance with accounting practices adopted in Brazil, together with the rules established by the Brazilian Securities Commission (CVM).

NOTE 3 -     SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and banks and marketable securities - financial investments are recorded in marketable securities at cost plus income accrued up to the date of the Quarterly Information, using the interest rates agreed with financial institutions, and do not exceed market value;

b) Trade accounts receivable - are stated at realizable values, and trade accounts receivable from foreign customers are adjusted based on exchange rates effective at the date of the Quarterly Information. The provision for credit risks was calculated based on a credit risk analysis, which included the history of losses, the individual situation of customers and the economic group to which they belong, the collateral and guarantees and the legal advisors' opinion, and is considered sufficient to cover expected losses on amounts receivable;

c) Inventories - are stated at the lower of market value and average production or purchase cost;

 d) Investments in subsidiaries - are accounted for using the equity method. The result of the equity adjustment is recorded in an operating results account;


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


e) Fixed assets - are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis, at rates which take into consideration the estimated useful lives of assets. Interest on financing used to finance construction in progress is added to the cost of construction;

f) Deferred charges - amortization is calculated on the straight-line basis, at rates determined based on the actual production of the implemented projects in relation to their installed capacities;

 g) Loans and financing - are stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts that are linked to the loan agreements are classified together with the related loans;

 h) Income tax and social contribution - current and deferred income tax and social contribution are calculated in accordance with the legislation in force;

 i) Other current and long-term assets and liabilities - are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation readjustments (liabilities), when applicable;

 j) Translation of foreign currency balances - the criterion used for asset and liability balances in foreign currency is the translation to local currency (R$) at the foreign exchange rate in effect at the date of the closing of the Quarterly Information (September 30, 2004 - US$ 1.00 = R$
      2.8586 and June 30, 2004 - US$ 1.00 = R$ 3.1075).

NOTE 4 -     CONSOLIDATED QUARTERLY INFORMATION

a) The quarterly information at September 30, 2004 include the accounts of Gerdau Acominas S.A. and its directly controlled subsidiaries listed below:


                                                                             Shareholders'
Consolidated Company                                       Percentage               equity
--------------------------------------------------  ------------------   ------------------
Margusa - Maranhao Gusa S.A.                                      100               65,987
Armafer Servicos de Construcao Ltda.                              100               44,744
Acominas Com. Imp. Exp. S.A.- Acotrading                          100               22,583
Gerdau Acominas Overseas Ltd.                                     100                8,011
Florestal Itacambira S.A.                                         100                7,633


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

b) The more significant accounting practices used in preparing the consolidated Quarterly Information are as follows:

       I) Gerdau Acominas S.A. and its subsidiaries adopt consistent practices to record their transactions and value their assets and liabilities. The financial statements of subsidiary Gerdau Acominas Overseas Ltd. were converted using the exchange rate in effect at the date of the Quarterly Information and were adjusted to be in accordance with accounting practices adopted in Brazil;

       II) Amounts arising from transactions between consolidated companies have been eliminated;

c) Due to the operational integration with Gerdau S.A. on November 28, 2003, presented below is the pro forma statement of income, showing the results of the Company as if this integration had occurred on January 1, 2003:

              PRO FORMA STATEMENT OF INCOME - GERDAU ACOMINAS S.A.

                                                         9/30/2003
Gross sales                                              6,696,676
Gross sales deductions                                 (1,307,889)
                                                    ---------------
Net sales                                                5,388,787
Cost of sales                                          (3,313,954)
                                                    ---------------
Gross profit                                             2,074,833
Selling expenses                                         (239,509)
General and administrative expenses                      (341,618)
Financial income                                           (8,587)
Financial expenses                                       (374,574)
Equity in the results                                      (1,195)
Other operating income (expenses)                            1,153
                                                    ---------------
Operating profit                                         1,110,503
Non-operating result                                      (13,456)
Provision for income tax and social contribution          (46,223)
Management participation                                  (12,596)
                                                    ---------------
Net income for the period                                1,038,228
                                                    ===============


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


d) The Company has goodwill, which is amortized upon the realization of projected future results, limited to three years, as follows:


                                                                                            Company         Consolidated
                                                                                         --------------   -----------------
Goodwill in the investment account
Balance at 6/30/2004                                                                            36,391              36,391
(-)Portion amortized in the period                                                             (9,415)             (9,415)
                                                                                         --------------   -----------------
Balance at 9/30/2004 (based on expectation of future profitability)                             26,976              26,976

The goodwill composition by subsidiary is shown in Note 7a

NOTE 5 -     TRADE ACCOUNTS RECEIVABLE

                                                                      Company                         Consolidated
                                                           -------------------------------   --------------------------------
                                                                9/30/2004       6/30/2004          9/30/2004       6/30/2004
                                                           ---------------  --------------   ----------------  --------------
Trade accounts receivable in Brazil                               944,689         756,620            949,051         761,248
Trade accounts receivable from Brazilian exports                  496,404         538,220            322,135         500,010
Provision for credit risks                                       (71,085)        (70,087)           (71,085)        (70,087)
                                                           ---------------  --------------   ----------------  --------------
                                                                1,370,008       1,224,753          1,200,101       1,191,171
                                                           ===============  ==============   ================  ==============


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


NOTE 6 - INCOME TAX AND SOCIAL CONTRIBUTION

a) Adjustments to income tax (IR) and social contribution (CS) in results:


                                                                  Company                              Consolidated
                                                  ----------------------------------------  ------------------------------------
                                                                 9/30/2004                               9/30/2004
                                                  ----------------------------------------  ------------------------------------
                                                      IR            CS           Total         IR          CS          Total
                                                  ------------  ------------  ------------  ----------  ----------  ------------
Income before income tax and social                 2,370,963     2,370,963     2,370,963   2,374,943   2,374,943     2,374,943
   contribution, after statutory participations
Nominal rates                                             25%            9%           34%         25%          9%           34%
Income tax and social contribution expenses at
nominal rates                                       (592,741)     (213,387)     (806,128)   (593,736)   (213,745)     (807,481)
Tax effect on:
- equity adjustment                                      (81)          (29)         (110)     (2,307)       (830)       (3,137)
- interest on capital                                  74,824        26,937       101,761      74,824      26,937       101,761
- recovery of deferred tax assets                     129,298        46,547       175,845     129,298      46,547       175,845
- permanent differences (net)                          22,229       (5,848)        16,381      22,545     (5,765)        16,780
                                                  ------------  ------------  ------------  ----------  ----------  ------------
Income tax and social contribution in results       (366,471)     (145,780)     (512,251)   (369,376)   (146,856)     (516,232)
                                                  ============  ============  ============  ==========  ==========  ============
    Current                                         (329,319)     (120,200)     (449,519)   (331,895)   (121,149)     (453,044)
    Deferred                                         (37,152)      (25,580)      (62,732)    (37,481)    (25,707)      (63,188)

b) Composition of deferred income tax and social contribution assets and liabilities, at nominal rates:

                                                                                        ASSETS
                                                            ----------------------------------------------------------------
                                                                 Company - 9/30/2004           Consolidated - 9/30/2004
                                                            ------------------------------  --------------------------------
                                                                 IR              CS               IR               CS
                                                            --------------  --------------  ----------------  --------------
Income tax losses                                                 271,221               -           272,665               -
Social contribution losses                                              -          70,438                 -          71,102
Provision for contingencies                                        10,710           3,855            11,082           3,869
Commissions/other                                                  25,387           9,139            25,387           9,139
Provision for losses                                               78,806          28,370            78,806          28,370
                                                            --------------  --------------  ----------------  --------------
Total                                                             386,124         111,802           387,940         112,480
                                                            ==============  ==============  ================  ==============
Current                                                           255,576          71,606           255,576          71,606
Long-term                                                         130,548          40,196           132,364          40,874

                                                                                      LIABILITIES
                                                            ----------------------------------------------------------------
                                                                 Company - 9/30/2004           Consolidated - 9/30/2004
                                                            ------------------------------  --------------------------------
                                                                 IR              CS               IR               CS
                                                            --------------  --------------  ----------------  --------------
Inflationary effect (current)                                      76,518          20,095            76,518          20,095


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


The tax credits recognized on tax losses and social contribution losses, as well as on the provision for losses, both in the Company and consolidated, are supported by projections of future taxable income at present value, based on technical studies of feasibility, approved by management. These studies considered the history of the Company's and its subsidiaries' profitability and the perspective of maintaining future profitability, permitting the recording of supplementary tax credits of 137,473 (Company and consolidated) in the quarter, totaling 175,845 in the year (Company and consolidated), which estimated realization is showed in item "c" below. The other credits, based on temporary differences, mainly tax contingencies, were maintained according to their probability of realization.

c) Estimated recovery of deferred income tax and social contribution assets:


                                                 Company - 9/30/2004           Consolidated - 9/30/2004
2004                                                         126,289                            126,289
2005                                                         274,097                            274,097
2006                                                          16,959                             19,326
2007                                                          14,274                             14,288
2008                                                          23,203                             23,316
2009                                                          10,452                             10,452
2010 to 2012                                                  22,435                             22,435
2013                                                          10,217                             10,217
                                          ---------------------------  ---------------------------------
                                                             497,926                            500,420


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

NOTE 7 - INVESTMENTS IN SUBSIDIARIES, ASSOCIATED AND RELATED PARTIES


a) Investment balances Company
                                             -----------------------------------------------------------------------------------
                                                                                                   9/30/2004          6/30/2004
                                             ----------------------------------------------------------------  -----------------
                                                                 Deposit for
                                                                future capital
                                               Investment          increase         Goodwill           Total              Total
                                             ---------------  -------------------  ------------  ------------  -----------------
Subsidiaries:
Acominas Com. Imp. e Export. S.A. -
Acotrading                                           22,583                    -             -        22,583             22,586
Gerdau Acominas Overseas Ltd.                         8,011                    -             -         8,011              8,387
Florestal Itacambira S.A.                             7,633                    -             -         7,633              7,485
Armafer Servicos de Construcao Ltda.                 44,744                3,626             -        48,370             45,807
Margusa - Maranhao Gusa S.A.                         65,987                    -        26,976        92,963             92,546
Other                                                 2,223                1,687             -         3,910              3,908
                                             ---------------  -------------------  ------------  ------------  -----------------
                                                    151,181                5,313        26,976       183,470            180,719
Other investments                                    13,840                    -             -        13,840             13,629
                                             ---------------                       ------------  ------------
                                                              -------------------                              -----------------
                                                    165,021                5,313        26,976       197,310            194,348
                                             ===============  ===================  ============  ============  =================


                                                                                                Consolidated
                                             ----------------------------------------------------------------
                                                                                     9/30/2004     6/30/2004
                                             --------------------------------------------------  ------------
                                                 Investment             Goodwill      Total         Total
                                             ---------------  -------------------  ------------  ------------
Margusa - Maranhao Gusa S.A.                              -               26,976        26,976        36,391
MRS Logistica S.A.                                    4,772                    -         4,772         4,772
Joint ventures                                       10,036                    -        10,036         9,930
Other investments                                     4,133                    -         4,133         4,047
                                             ---------------  -------------------  ------------  ------------
                                                     18,941               26,976        45,917        55,140
                                             ===============  ===================  ============  ============

b) Changes in investments
                                                                                                                        Company
                                      ------------------------------------------------------------------------------------------
                                                                                          Deposit for
                                             Balance         Equity in                 future capital                   Balance
                                           6/30/2004   the results (*)   Acquisition         increase     Dividends   9/30/2004
                                      ---------------  ----------------  -----------  ----------------  ------------  ----------

Acominas Com. Imp. E Export. S.A. -
Acotrading                                    22,586               (3)            -                 -             -      22,583
Gerdau Acominas Overseas Ltda.                 8,387             (376)            -                 -             -       8,011
Florestal Itacambira S.A.                      7,485               148            -                 -             -       7,633
Armafer Servicos de Construcao
Ltda.                                         45,807           (1,063)            -             3,626             -      48,370
Margusa - Maranhao Gusa S.A.                  92,546               417            -                 -             -      92,963
Other                                         17,537               336           78                 2         (203)      17,750
                                      ---------------  ----------------  ----------   ----------------  ------------  ----------
                                             194,348             (541)           78             3,628         (203)     197,310
                                      ===============  ================  ===========  ================  ============  ==========

(*) Includes amortization of goodwill.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


c) Information on investments
                                                                                                      Company - 9/30/2004
                                    --------------------------------------------------------------------------------------
                                                                                 % holding
                                                  Shareholders'  Net income          in          Quotas        Shares
                                      Capital        equity        (loss)         capital         held          held
                                    ------------  -------------  ------------  ---------------  ----------  --------------
Subsidiaries:
Acominas Com. Imp. E Export.
S.A. - Acotrading                        17,689         22,583           (8)             100%           -         400,000
Gerdau Acominas Overseas Ltda.              143          8,011           586             100%      50,000               -
Florestal Itacambira S.A.                 5,790          7,633           421             100%           -         158,985
Armafer Servicos de Construcao
Ltda.                                    41,035         44,744       (3,030)             100%   41,034,861              -
Margusa - Maranhao Gusa S.A.             10,702         65,987        10,934             100%           -      10,701,559


d) Composition of loan balances
                                                                         Company                     Consolidated
                                                    -----------------------------  -------------------------------
                                                       9/30/2004       6/30/2004       9/30/2004        6/30/2004
                                                    -------------  --------------  --------------  ---------------

Gerdau S.A.                                               97,603          15,150          97,603           15,150
Fundacao Gerdau                                            4,212          16,609           4,212           16,437
Armafer Servicos de Construcao Ltda.                           6             233               -                -
Seiva S.A. - Florestas e Industrias                          986         (2,017)             986          (2,017)
Florestal Rio Largo Ltda.                                (9,114)         (9,969)         (9,114)          (9,969)
Metalurgica Gerdau S.A.                                   20,685          17,624          20,685           17,624
Acominas Com. Imp. e Export. S.A. - Acotrading          (13,912)        (13,915)               -                -
Margusa - Maranhao Gusa S.A.                               3,567          12,096               -                -
Other                                                    (1,122)           (785)              10             (93)
                                                    -------------  --------------  --------------  ---------------
TOTAL                                                    102,911          35,026         114,382           37,132
                                                    -------------  --------------  --------------  ---------------

Financial income (expenses)                                 (47)            (41)         (1,023)          (1,019)

The loan contracts between the companies in Brazil are subject to the weighted average rate of funds in the market.

e) Transactions with related parties                                                                 Company - 9/30/2004
                                                  -----------------------------------------------------------------------

                                                                           Purchases/         Accounts          Accounts
                                                             Sales           Expenses       receivable           payable
                                                  -----------------  -----------------  ---------------  ----------------

Gerdau Acominas Overseas Ltd. (*)                        2,559,946                  -          493,927                 -
Armafer Servicos de Construcao Ltda.                           390                 62               18                 9
Gerdau Laisa S.A.                                               62                  -                1                 -
Gerdau AZA S.A.                                                565                  -              113                 -
Margusa - Maranhao Gusa S.A.                                     -              3,288                -                93
Florestal Itacambira S.A.                                        -              2,688                -                17
Indac - Ind. Adm. e Comercio S.A. (**)                           -              6,031                -                 -


Sales and purchase of inputs and products are carried out on the same conditions and terms as transactions with unrelated third parties. (*) Transactions carried out due to securitization arrangements.
(**) Payment of guarantees for sureties in financing contracts.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

NOTE 8 - DEFERRED CHARGES

Deferred charges (Company and consolidated) comprise pre-operating expenses for reforestation, research, development and restructuring projects.


NOTE 9 -   LOCAL AND FOREIGN FINANCING


Financing is as follows:

                                                                                       Company                     Consolidated
                                                     Annual       ------------------------------  -------------------------------
                                                    charges (%)       9/30/2004       6/30/2004       9/30/2004        6/30/2004
                                             -------------------  --------------  --------------  --------------  ---------------
SHORT-TERM
Working capital financing (R$)                  8.00% to 10.02%             739           3,888             739            3,888
Fixed assets financing (R$)                              12.00%               -             279               -              279
Investment financing (R$)                                   CDI           4,500           4,500           4,500            4,500
Investment financing (US$)                                  US$           1,495           4,524           1,495            4,524
Working capital financing (US$)                 1.36% to 10.50%         212,456         569,761         215,472          576,300
Fixed assets financing and other (US$)                      US$               -          46,754               -           46,754
Short-term portion of long-term financing                               698,274         663,637         702,626          669,749
                                                                  --------------  --------------  --------------  ---------------
                                                                        917,464       1,293,343         924,832        1,305,994

LONG-TERM
Working capital financing (R$)                           10.02%          42,237          24,339          46,499           24,339
Fixed assets financing and other (R$)            4.00% to 9.80%         502,407         511,024         510,967          524,673
Investment financing (R$)                            IGPM +8.5%          30,998          32,242          30,998           32,242
Fixed assets financing and other (US$)                    3.39%         653,121         681,076         653,210          683,077
Working capital financing (US$)                  3.03% to 7.34%       1,540,938       1,656,517       1,540,938        1,656,517
(-) Short-term portion                                                (698,274)       (663,637)       (702,626)        (669,749)
                                                                  --------------  --------------  --------------  ---------------
                                                                      2,071,427       2,241,561       2,079,986        2,251,099
                                                                  --------------  --------------  --------------  ---------------
Total financing                                                       2,988,891       3,534,904       3,004,818        3,557,093
                                                                  ==============  ==============  ==============  ===============


Summary by currency:

                                                                           Company                       Consolidated
                                                                ------------------------------  -------------------------------
                                                                    9/30/2004       6/30/2004       9/30/2004        6/30/2004
                                                                --------------  --------------  --------------  ---------------
Real (R$)                                                             580,881         576,272         593,703          589,921
U.S. dollar  (US$)                                                  2,408,010       2,958,632       2,411,115        2,967,172
                                                                --------------  --------------  --------------  ---------------
                                                                    2,988,891       3,534,904       3,004,818        3,557,093
                                                                ==============  ==============  ==============  ===============


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

The schedule for payment of the long-term portion of financing is as follows:


                                                                                 Company        Consolidated
                                                                          ---------------   -----------------
In 2005                                                                          113,158             114,218
In 2006                                                                          431,195             434,366
In 2007                                                                          438,921             440,626
In 2008                                                                          523,037             524,072
In 2009                                                                          271,306             271,951
After 2009                                                                       293,810             294,753
                                                                          ---------------   -----------------
                                                                               2,071,427           2,079,986
                                                                          ===============   =================


a) Guarantees

The loans contracted under the FINAME/BNDES program are backed by the financed assets of the Company. The other loans are backed by sureties from controlling shareholders, on which the Company pays remuneration of 1% p.a. on the guaranteed amount.

b) Covenants

In the place of the tangible collateral usually required, certain financial covenants must be observed, as follows:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to the Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA);

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to the EBITDA.

All covenants mentioned above are calculated on a consolidated basis at the Gerdau S.A. level and have been observed. The penalty for non-compliance is the accelerated maturity of the contracts.


NOTE 10 -  FINANCIAL INSTRUMENTS

a) General comments - Gerdau Acominas S.A. and its subsidiaries enter into transactions involving financial instruments, the risks of which are managed through financial position strategies and exposure limit controls. All instruments are fully recognized in the books and are restricted to the instruments listed below:

- financial investments - are recognized at their redemption value as of the date of the Quarterly Information;


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


 - investments and loans among subsidiaries and related parties - are explained and presented in Note 7;
 - financing - is explained and presented in Note 9;
 - financial derivatives -in order to minimize the effects of fluctuations in foreign exchange rates on its liabilities, Gerdau Acominas S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the Interbank Deposit Rate(CDI). Swap contracts are listed below:


                                                                                                    Company and consolidated
-----------------------------------------------------------------------------------------------------------------------------
        Contract date                  Purpose           Amount US$                Rate                     Maturity
                                    thousand
-------------------------------  --------------------  ----------------  --------------------------  ------------------------
    3.30.2001 to 8.13.2003             Import                    3,220        100.00% of CDI         10.4.2004 to 10.6.2004
    7.16.2001 to 5.07.2002           Prepayment                 42,823   85.55% to 100.00% of CDI    12.27.2004 to 3.1.2006
          2.20.2002                Resolution 2770              54,000        106.00% of CDI                6.20.2005
          2.19.2003                Resolution 4131               3,300         85.70% of CDI                2.04.2005


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


b) Market value - the market values of financial instruments are as follows:


                                                                                                                      Company
                                          ------------------------------------------------------------------------------------
                                                                         9/30/2004                                  6/30/2004
                                          -----------------------------------------  -----------------------------------------
                                                          Book              Market                  Book               Market
                                                         value               value                 value                value
                                          ---------------------  ------------------  --------------------  -------------------
Financial investments                                  458,533             458,533               391,238              391,238
Securitization financing                               676,327             676,327               730,714              730,714
Import financing                                       654,510             654,532               675,584              675,509
Prepayment financing                                   887,929             881,373               925,804              920,779
Financing resolution 2770                              234,591             224,069               222,965              211,968
ACC financing                                           11,209              11,209               332,101              332,101
Financing resolution 4131                               19,306              18,864                14,695               14,059
Other financing                                        505,019             505,019               633,041              630,759
Investments                                            197,310             197,310               194,348              194,348
Related parties (assets)                               102,911             102,911                35,026               35,026



                                                                                                                 Consolidated
                                          ------------------------------------------------------------------------------------
                                                                         9/30/2004                                  6/30/2004
                                          -----------------------------------------  -----------------------------------------
                                                          Book              Market                  Book               Market
                                                         value               value                 value                value
                                          ---------------------  ------------------  --------------------  -------------------
Financial investments                                  640,989             640,989               442,837              442,837
Securitization financing                               676,327             676,327               730,714              730,714
Import financing                                       654,598             654,620               677,586              677,511
Prepayment financing                                   887,929             881,373               925,804              920,779
Financing resolution 2770                              234,591             224,069               222,965              211,968
ACC financing                                           14,225              14,225               338,640              338,640
Financing resolution 4131                               19,306              18,864                14,695               14,059
Other financing                                        517,842             517,842               646,689              644,407
Investments                                             45,917              45,917                55,140               55,140
Related parties (assets)                               114,382             114,382                37,132               37,132


The market value of swap contracts was obtained based on projections of future results for each contract, calculated based on the forward U.S. dollar + coupon (assets) and forward CDI (liabilities) and discounted to present value at the date of the Quarterly Information using the future CDI rate projected for each maturity. Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the "Financial expenses/income, net" account, and are stated at cost plus accrued charges up to the date of the Quarterly Information.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


The Company believes that the balances of other financial instruments, which are recognized in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company's business

Price risk: this risk is related to the possibility of price variations of the products that the Company sells or in the prices of raw materials and other inputs used in the production process. Since the Company operates in a commodities market, its sales revenue and cost of sales may be affected by the changes in the international prices of its products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to assets (investments) and liabilities. In order to minimize possible impacts resulting from interest rate fluctuations, the Company has adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts to adjust them to the market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In order to manage the effects of these fluctuations, the Company uses "hedge" instruments, usually swap contracts, as described in item "a" above.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales or credit instruments at financial institutions. In order to minimize this risk, the Company adopts the procedure of analyzing in detail the financial and equity position of its customers, establishing a credit limit and constantly monitoring balances. In relation to financial investments, the Company invests solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Company's credit committee.

NOTE 11 - FINANCIAL INCOME (EXPENSES)


                                                                                     Company         Consolidated
                                                                            -----------------    -----------------
                                                                                   9/30/2004            9/30/2004
                                                                            -----------------    -----------------
Financial income
Financial investments                                                                 21,758               22,415
Interest received                                                                     22,765               20,453
Monetary variations on assets                                                          2,151                2,507
Exchange variations  on assets                                                      (14,088)             (13,443)
Other financial income                                                                36,906               38,027
                                                                            -----------------    -----------------
Total financial income                                                                69,492               69,959
                                                                            =================    =================

Financial expenses
Interest on debt                                                                   (144,717)            (144,318)
Monetary variations on liabilities                                                  (17,646)             (17,995)
Exchange variations on liabilities                                                    39,178               38,642
Exchange swap on liabilities                                                         (5,979)              (5,979)
Other financial expenses                                                            (30,257)             (28,032)
                                                                            -----------------    -----------------
Total financial expenses                                                           (159,421)            (157,682)
                                                                            =================    =================


NOTE 12 -  PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to tax, labor and civil processes. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and the final decisions will not have significant effects on the financial position at September 30, 2004.

The balances of contingencies, net of the related judicial deposits, are as follows:


                                                                                       Company                   Consolidated
                                                               --------------------------------  -----------------------------
                                                                    9/30/2004        6/30/2004       9/30/2004      6/30/2004
                                                               ---------------  ---------------  --------------  -------------
Tax contingencies                                                      15,374           20,645          15,478         20,753
Labor contingencies                                                    31,092           26,088          31,092         26,088
Civil contingencies                                                     5,998            6,089           5,998          6,089
                                                               ---------------  ---------------  --------------  -------------
Total                                                                  52,464           52,822          52,568         52,930
                                                               ===============  ===============  ==============  =============


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

I) Tax contingencies

a) Contingent liabilities provided

a.1) Considering the repeated unfavorable legal precedents concerning the unconstitutionality of the limit of 30% of taxable income to the full offset of tax losses, the Company decided to stop depositing amounts in court and requested, in the court injunction records in which the Company is the petitioner, the conversion of the amounts deposited (R$ 338,992) into revenues of the Federal Government and started to observe the limit. The judicial discussion was maintained; however, if the Supreme Court reviews the current procedures and the Company obtains a favorable outcome, it will plead the offset of the amounts overpaid.

a.2) R$ 12,498 (Company) and R$ 12,546 (consolidated), related to the Emergency Capacity Charge (ECE), and R$ 5,743 (Company) and R$ 5,819 (consolidated) to the Extraordinary Tariff Recomposition (RTE), included in the electric energy bills of the Company's plants. It is the Company's understanding that these charges are of a tax nature and, as such, are incompatible with the National Tax System prescribed in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, and Rio Grande do Sul, and in the Federal Regional Courts of the 1st and 2nd Regions. The Company has been depositing in court the full amount of the disputed charge.

a.3) R$ 16,541 (Company and consolidated) related to Value Added Tax on Sales and Services (ICMS) credits, being discussed mainly with the Finance Secretariat and the State Courts of the First Instance in the state of Minas Gerais.

a.4) R$ 1,175 (Company and consolidated) related to a lawsuit regarding the increases in the Government Severance Indemnity Fund for Employees (FGTS) arising from changes introduced by Complementary Law 110/01. Currently, the court injunction is awaiting judgment of the extraordinary appeal filed by the Company. The amount provided is fully deposited in court.

a.5) R$ 11,708 (Company and consolidated) related to lawsuits questioning the understanding of the National Institute of Social Security (INSS) in charging INSS contributions on payments of profit sharing made by the Company and various INSS assessments in connection with services contracted from third parties, in which the Institute calculated debts for the last ten years and assessed the Company as jointly responsible. The assessments were sustained administratively, reason for which Gerdau Acominas filed suits for annulment with judicial deposit of the credits under discussion, since the right to demand payment has partially expired, and also that the Company does not have the responsibility.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


a.6) R$ 118 (consolidated) related to contributions to the Social Integration Program (PIS) in connection with lawsuits questioning the constitutionality of Law 9718, which introduced changes in the calculation basis of this contribution. These lawsuits are in progress in the Federal Regional Court of the 2nd Region.

a.7) R$ 22 (Company and consolidated) related to other processes of a tax nature, most of which is deposited in courts.

a.8) The judicial deposits, representing restricted assets of the Company, are the amounts deposited and maintained in court until the resolution of the corresponding legal matters. These deposits, which at September 30, 2004 amounted to R$ 32,313 (Company) and R$ 32,451 (consolidated), are classified as a reduction of the provision for tax contingencies recorded in the books.

b) Remote or possible contingent losses involving substantial uncertainties as to their occurrence and which therefore have not been provided for:

b.1) Gerdau Acominas S.A. is the defendant in debt foreclosures filed by the state of Minas Gerais which demand ICMS on the export of semi-finished manufactured products. The total amount demanded is R$ 222,252. The Company did not set up a provision since it considers the tax demands are unfounded, and also that its products do not fit the definition of semi-finished manufactured products as defined in federal complementary law and, therefore, are not subject to ICMS.

b.2) Also, R$ 54,763 is being demanded due to the understanding of the Federal Revenue Secretariat that the operations carried out by the Company under the drawback concession granted by DECEX were not in accordance with the legislation. The Company filed a preliminary administrative defense sustaining the legality of the operation, which is pending judgment. Since the tax credit has not been definitely set up, considering that the operation that originated the demand conforms with the hypothesis prescribed for drawback concession, and also that the concession was granted after analysis by the competent administrative authority, the Company understands that the chances of an unfavorable outcome are remote and, for this reason, did not set up a provision for the contingency.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT


c) Contingent tax assets:

c.1) The Company and its subsidiary Margusa - Maranhao Gusa S.A. expect to recover IPI premium credits. The subsidiary filed an administrative request for reimbursement which is pending judgment. Gerdau Acominas S.A. filed an injunction requesting the return of credits and there was a ruling unfavorable to the understanding of the taxpayer. Currently, the process is awaiting judgment of the appeal filed by the company. The Company estimates that the credit amounts to approximately R$ 145,786 (Company) and R$ 160,365 (consolidated). Due to the uncertainty about realization, the credit was not recorded.

c.2) The decision issued on the records of the lawsuit for refund of overpayments which declared the unconstitutionality of Decree Laws 2445/88 and 2449/88 and recognized the company's right to pay PIS contribution under the terms of Complementary Law 7/70 became final and unappealable. Due to this decision, the tax credits amounting to R$ 102,449 (R$ 63,700 - net of tax effects),were recovered during the quarter, through the offset against Income Tax, PIS and COFINS debts.

II) Labor contingencies

The Company is also defending labor proceedings for which there is a provision of R$ 33,024 (Company and consolidated) at September 30, 2004. None of these lawsuits are of individually significant amounts, and the discussions mainly involve claims for overtime, health hazards and risk premium, among others.

The deposits in court at September 30, 2004, totaled R$ 1,932 (Company and consolidated), and are classified as a reduction of the provision for labor contingencies.

III) Civil contingencies

a) Contingent liabilities provided for

The Company is also defending in court various civil proceedings arising from the normal course of its operations, including lawsuits arising from workplace accidents, and at September 30, 2004 there is a provision of R$ 7,249 (Company and consolidated).

At September 30, 2004, the deposits in court totaled R$ 1,251 (Company and consolidated) and are classified as a reduction of the provision for contingencies.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

b) Remote or possible contingent losses involving substantial uncertainties as to their occurrence and which therefore have not been provided for:

b.1) A civil lawsuit filed against Gerdau Acominas S.A. for recission of a contract for the supply of slag and indemnity for losses and damages. At September 30, 2004, the lawsuit amounts to R$ 37,014.

Gerdau Acominas S.A. contested all the fundamentals and demands and filed a counterclaim for recission of the contract and indemnity for breach of contract.

The judge declared the contract to be rescinded, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (TAMG) based on expert evidence and interpretation of the contract. The process was in progress at the High Court of Justice, and was returned to TAMG for judgment of the appeal.

The Company expects that a loss is remote, since it understands that a change in the judgment is very unlikely.

b.2) There is a civil lawsuit filed by Sul America Cia. Nacional de Seguros against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB) to consign in payment the amount of R$ 34,383, to settle an insurance claim, which was deposited in court. The insurance company alleges doubt as to whom payment should be made and that the Company is resisting in receiving and settling it.

The lawsuit was contested both by the Bank (which alleged to have no right over the amount deposited, which removes the doubt raised by Sul America) and by the Company (which alleged inexistence of doubt and justification of the motive to refuse payment, since the amount due by Sul America is higher than that stated). After the contestation, Sul America argued fault in the Bank's representation, a matter that is already overcome. The lawsuit will enter the expert evidence phase but there is a prospect of raising the amount deposited. Based on the opinion of the legal advisors, the Company expect the risk of to be remote and that the sentence will declare an amount due within the amount stated in the contestation.

Also, the Company filed, prior to this lawsuit, a lawsuit for collection of the amount recognized by the insurance company. The lawsuits are pending. The Company expects a favorable outcome.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators at the Presidente Arthur Bernardes unit, which resulted in the stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, were covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and an advance of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities to cover loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate costs to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received plus the amount proposed by the insurance company as a complement to settle the indemnity. Subsequently, new amounts were added to the discussion, as stated in the Company's plea, although not yet recorded.

Based on the opinion of the legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the consolidated financial position are remote.


NOTE 13 -  Post-Employment Benefits

a)    Pension Plan - Defined Benefit

The Company and its subsidiaries in Brazil are the co-sponsors of defined benefit plans that cover substantially all employees ("Acominas Plan" and "Gerdau Plan").

The Acominas Plan is managed by Fundacao Acominas de Seguridade Social - Acos, a private supplementary pension entity to complement the social security benefits of employees and retired employees of the Ouro Branco unit. The assets of the Acominas Plan mainly comprise investments in bank deposit certificates, federal public notes, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdencia Privada, a private supplementary pension entity to complement the social security benefits of employees and retired employees of the other units of Company and its subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public notes and marketable securities.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

         Current costs of the defined pension plan are as follows:

                                                        Company          Consolidated
                                                    -----------------  -----------------
                                                       9/30/2004          9/30/2004
                                                    -----------------  -----------------
Cost of current service                                       15,273             15,383
Interest cost                                                 48,562             48,910
Expected return of plan assets                              (78,287)           (78,859)
Amortization of gain (loss)                                  (2,368)            (2,418)
Expected contributions of employees                          (3,287)            (3,287)
                                                    -----------------  -----------------
Pension plan cost (benefit), net                            (20,107)           (20,271)
                                                    =================  =================


b) Pension plan - defined contribution

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau - Sociedade de Previdencia Privada. Contributions are based on a percentage of the compensation of employees.

c) Other post-employment benefits

The Company estimates that the balance payable, due to employees' retirement or termination, amounts to R$ 6,418 at September 30, 2004 (Company and consolidated).


NOTE 14 -  SHAREHOLDERS' EQUITY

a) Capital - Authorized capital at September 30, 2004 comprises 200,000,000 common shares and 200,000,000 preferred shares, with no par value.

At September 30, 2004, 158,633,709 common shares and 17,798 preferred shares are subscribed and paid-up, totaling R$ 2,340,576. Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in profit distributions.

b) Interest on capital and dividends - On July 31, 2004, the shareholders received interest on capital (R$ 148,500) as prepayment of the minimum statutory dividend for the current year. The Company calculated interest on capital within the limits established by Law 9249/95. The corresponding amount was recorded as financial expense for tax purposes. For financial statement presentation purposes this amount was treated as a dividend, not affecting the results. In the first nine months of 2004, interest on capital and dividends paid in advance on account of the minimum statutory dividend amount to R$ 461,123.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

NOTE 15 -  OTHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) mainly refers to the recognition of R$ 102,449 (Company and consolidated) by reason of the favorable outcome obtained in a lawsuit regarding overpaid PIS amounts, as mentioned in Note 12.I item c.2.


NOTE 16 -  Statutory Profit Sharing

Management profit sharing is limited to 10% of net income for the year, after income tax and management compensation.


NOTE 17 -  Guarantees Granted

The Company is the guarantor of the vendor financing of associated company Banco Gerdau S.A., amounting to R$ 67,565 at September 30, 2004.


NOTE 18 -  SUPPLEMENTARY INFORMATION - STATEMENT OF CASH FLOWS

In order to permit additional analysis, the statement of cash flows prepared using the indirect method is being presented as supplementary information.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

                                                                                            Company          Consolidated
                                                                               ---------------------  --------------------
                                                                                          9/30/2004             9/30/2004
                                                                               ---------------------  --------------------
NET INCOME FOR THE YEAR                                                                   1,858,712             1,858,712
Equity in results of investees                                                                  322                 9,226
Provision for credit risks                                                                    6,659                 6,659
Gain and/or loss on sale of fixed assets                                                     10,158                10,218
Gain and/or loss on sale of investments                                                       3,561                 3,574
Monetary and exchange variations                                                            (2,673)               (1,724)
Depreciation and amortization                                                               357,539               363,509
Income tax and social contribution                                                          240,696               240,688
Interest on debt                                                                            141,910               143,917
Contingencies / judicial deposits                                                            14,920                14,621
Changes in trade accounts receivable                                                      (563,297)             (460,258)
Changes in inventories                                                                    (345,828)             (355,087)
Changes in suppliers                                                                        226,653               227,053
Other operating activity accounts                                                           219,876               219,365
  Net cash provided by operating activities                                               2,169,208             2,280,473
Purchase/sale of fixed assets                                                             (495,847)             (501,962)
Increase in deferred charges                                                                (8,062)              (10,404)
Purchase/sale of investments                                                                (7,984)                   650
Interest on own capital/profit distribution received                                            900                     -
  Cash used in investing activities                                                       (510,993)             (511,716)
Suppliers of fixed assets                                                                     5,515                 5,107
Working capital financing                                                                   211,255               209,880
Permanent asset financing                                                                   270,781               271,128
Amortization of permanent asset financing                                                 (802,171)             (807,262)
Payment of interest on financing                                                          (136,374)             (137,304)
Loans with related parties                                                                (241,265)             (240,725)
Payment of dividends/interest on own capital and participations                           (642,434)             (641,744)
  Net cash used in financing activities                                                 (1,334,693)           (1,340,920)
  Change in cash balance                                                                    323,522               427,837
    Cash balance
      At the beginning of the period                                                        179,266               258,327
      Effect of exchange rate changes on cash                                                     -                 (827)
      At the end of the period                                                              502,788               685,337
    Composition of final cash
      Marketable securities                                                                 458,533               640,989
      Cash and banks                                                                         44,255                44,348


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT

NOTE 19 - SUBSEQUENT EVENT

On October 29, 2004, the indirect subsidiary Armafer Servicos de Construcao Ltda. was merged, and its net assets were appropriated to Gerdau Acominas S.A. as an exchange of ownership interest, without capital increase. The transaction is justified by a reduction of administrative expenses and better synergy of operations.

On November 3, 2004, the Board of Directors approved the prepayment of dividends on account of the third quarter of 2004. Dividends will be calculated and credited to the shareholders of record on November 3, 2004 (R$ 1.08 per common and preferred share), to be paid on November 17, 2004 and will be considered as prepayment of the minimum statutory dividend. In the first nine months of 2004, in addition to the amount informed in Note 14, interest on own capital and dividends credited as prepayment of the minimum statutory dividend amounts to R$ 632,465.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

17.01 - REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS - WITHOUT EXCEPTION

REPORT OF INDEPENDENT ACCOUNTANTS
ON LIMITED REVIEWS


To the Management and Shareholders
Gerdau S.A.



1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and its subsidiaries for the quarters and periods ended September 30 and June 30, 2004 and September 30, 2003. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's and its subsidiaries' financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission
      (CVM) regulations.


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


17.01 - REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS - WITHOUT EXCEPTION

4 Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows, presented to provide additional information on the Company, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

      Rio de Janeiro, November 3, 2004.



      PricewaterhouseCoopers
      Auditores Independentes
      CRC 2SP000160/O-5 "F" RJ


      Amoreti Franco Gibbon
      Contador CRC 1SC011841/O-2 "S" RJ


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


19.01 - DETAILS OF CHANGED INFORMATION

Table 01.04 - Reference/accountant: Change of responsible accountant


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


                                    CONTENTS

   GROUP       EXHIBIT    DESCRIPTION                                                                              PAGE
     01          01      Identification                                                                              1
     01          02      Head office                                                                                 1
     01          03      Investor relations officer (Company mail address)                                           1
     01          04      General information/Independent accountants                                                 1
     01          05      Capital composition                                                                         2
     01          06      Characteristics of the company                                                              2
     01          07      Companies excluded from the consolidated financial statements                               2
     01          08      Dividends APPROVED AND/OR PAID DURING AND after THE QUARTER                                 2
     01          09      Subscribed capital and alterations DURING the current YEAR                                  3
     01          10      Investor relations officer                                                                  3
     02          01      Balance sheet - assets                                                                      4
     02          02      Balance sheet - liabilities and shareholders' equity                                        5
     03          01      Statement of Income                                                                         6
     04          01      Notes to the Quarterly Information                                                          7
     05          01      Comments on the Quarterly Performance                                                      46
     06          01      Consolidated balance sheet - assets                                                        48
     06          02      Consolidated balance sheet - liabilities and shareholders' equity                          49
     07          01      Consolidated statement of income                                                           50
     08          01      Comments on the CONSOLIDATED Performance                                                   51
     09          01      Investments in subsidiary and/or associated companies                                      60
     10          01      Characteristics of public or private issue of debenture                                    61
     16          01      Other information the company CONSIDERS relevant                                           69
     17          01      Report on LIMITED reviewS                                                                  104
     19          01      Details of Changed Information                                                             106


(A free translation of the original in Portuguese)                                                                         UNAUDITED
FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      9/30/2004
QUARTERLY INFORMATION  (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01  -  IDENTIFICATION
1  -  CVM CODE       2  -  COMPANY NAME                              3  -  Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


          * NAO DESTAQUE * NAO DESTAQUE * NAO DESTAQUE * NAO DESTAQUE *

                DEPARTAMENTO DE TRADUCOES - REGISTRO DE TRABALHO

Arquivo em MS-Word

                               DADOS DO TRABALHO
Cliente                         - GERDAU S.A.
Tipo de trabalho                - TRADUCAO
Idioma                          - PORT-ING
Nome do arquivo                 - GerdauSA_ITR0904Ing.doc
Codigo para debito              - 01012973 / 0001
Gerente                         - LRP
Socio                           - CAS
Encaminhar para                 - LRP

******************************************************************************

ANDAMENTO

Entrada - Montagem - Dari 9/10.11.2004 Traducao - PSY 10, 11, 12 e 16/11/2004
Correcoes - Dari 16/17.11.2004 Revisao da traducao - JWR 22.11.2004 Correcoes - Dari 22.11.2004 2(a) Revisao da traducao - JWR 23.11.2004 Correcoes/cheque - GCS
23.11.2004 3(a) Revisao da traducao - JWR 25.11.2004 Correcoes - Dari 25.11.2004
4(a) Revisao da traducao - JWR 25.11.2004 Correcoes - Dari 25.11.2004 Arquivo rcebido de SP/Traducoes via LN de LRP em 03.12.04 Cold review - CAS - 02.12.04 Cor. - Marcelo - 03.12.04